CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Amount to be registered	Proposed maximum offering price per share	Proposed maximum aggregate offering price	Amount of registration fee(1)
Common stock, par value $1.00 per share	124,200,000	$13.00	1,614,600,000	$90,094.86

(1)	The filing fee is calculated in accordance with Rule 457(r) under the Securities Act of 1933, as amended.

FILED PURSUANT TO RULE 424(B)(2)

REGISTRATION NO: 333-137101

PROSPECTUS SUPPLEMENT

(To Prospectus dated October 18, 2006)

Issued June 1, 2009

108,000,000 Shares

SunTrust Banks, Inc.

Common Stock

We are offering 108,000,000 shares of our common stock, par value $1.00 per share. Our common stock is listed on the New York Stock Exchange (the “NYSE”) under the symbol “STI.” On June 1, 2009, the last reported sale price of our common stock on the NYSE was $13.80 per share.

Our common stock is not a savings account, deposit or other obligation of any of our bank or non-bank subsidiaries and is not insured by the Federal Deposit Insurance Corporation or any other governmental agency.

Investing in our common stock involves risks. See “Risk Factors” beginning on page S-3 of this prospectus supplement to read about factors you should consider before buying our common stock.

Neither the Securities and Exchange Commission, any state securities commission, the Federal Deposit Insurance Corporation, the Board of Governors of the Federal Reserve System nor any other regulatory body has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Share	Total
Public offering price	$13.00	$1,404,000,00
Underwriting discounts and commissions	$0.4225	$45,630,000
Proceeds, before expenses, to SunTrust Banks, Inc.	$12.5775	$1,358,370,000

The underwriters expect to deliver the common stock in book-entry form only, through the facilities of The Depository Trust Company, against payment on or about June 5, 2009.

The underwriters also may purchase up to an additional 16,200,000 shares of common stock within 30 days of the date of this prospectus supplement to cover over-allotments, if any.

Morgan Stanley

Sandler O’Neill + Partners, L.P.

SunTrust Robinson Humphrey

Goldman, Sachs & Co.

Prospectus Supplement dated June 1, 2009

Prospectus Supplement

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ABOUT THIS PROSPECTUS SUPPLEMENT

This document consists of two parts. The first part is this prospectus supplement, which describes the specific terms of this offering. The second part is the prospectus, which describes more general information, some of which may not apply to this offering. You should read both this prospectus supplement and the accompanying prospectus, together with additional information described below under the heading “Where You Can Find More Information.”

Unless otherwise mentioned or unless the context requires otherwise, all references in this prospectus supplement to “SunTrust,” “we,” “us,” “our” or similar references mean SunTrust Banks, Inc. and its subsidiaries.

If the information set forth in this prospectus supplement differs in any way from the information set forth in the accompanying prospectus, you should rely on the information set forth in this prospectus supplement.

You should rely only on the information contained in or incorporated by reference in this prospectus supplement. This prospectus supplement may be used only for the purpose for which it has been prepared. No one is authorized to give information other than that contained in this prospectus supplement and in the documents referred to in this prospectus supplement and which are made available to the public. We have not, and the underwriters have not, authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it.

We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should not assume that the information appearing in this prospectus supplement or any document incorporated by reference is accurate as of any date other than the date of the applicable document. Our business, financial condition, results of operations and prospects may have changed since that date. Neither this prospectus supplement nor the accompanying prospectus constitutes an offer, or an invitation on our behalf or on behalf of the underwriters, to subscribe for and purchase, any of the securities and may not be used for or in connection with an offer or solicitation by anyone, in any jurisdiction in which such an offer or solicitation is not authorized or to any person to whom it is unlawful to make such an offer or solicitation.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and current reports, proxy statements and other information with the Securities and Exchange Commission, or the “SEC.” You may read and copy any document that we file at the SEC’s public reference room at 100 F Street, N.E., Washington, D.C. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. In addition, our SEC filings are available to the public from the SEC’s web site at http://www.sec.gov. Our SEC filings are also available at the offices of the NYSE. For further information on obtaining copies of our public filings at the NYSE, you should call 212-656-3000.

The SEC allows us to incorporate by reference the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be a part of this prospectus supplement, and later information that we file with the SEC will automatically update and supersede this information. We incorporate by reference the following documents listed below and any future filings made with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended, or the “Exchange Act” (other than, in each case, information that is deemed not to have been filed in accordance with SEC rules), until we or any of the underwriters sell all of the securities:

•	Annual Report on Form 10-K for the year ended December 31, 2008;

•	Quarterly Report on Form 10-Q for the quarter ended March 31, 2009;

•

Current Reports on Form 8-K dated January 2, 2009, January 7, 2009, January 22, 2009 (except Items 2.02 and 7.01 and the related Exhibits 99.1 and 99.2 included in Item 9.01), February 17, 2009 (Form 8-K/A filed on April 2, 2009), April 30, 2009, May 8, 2009, May 15, 2009 and June 1, 2009; and

•

the description of SunTrust’s common stock, $1.00 par value per share, contained in our Registration Statement on Form 8-A, under Section 12(b) of the Exchange Act, filed March 5, 2003, including any amendment or report filed for the purpose of updating such description.

You may request a copy of these filings (other than an exhibit to a filing unless that exhibit is specifically incorporated by reference into that filing), at no cost, by writing or calling us at the following address:

SunTrust Banks, Inc.

303 Peachtree Street, NE

Atlanta, Georgia 30308

Telephone: 404-658-4879

Attn: Corporate Secretary

We have also filed a registration statement (No. 333-137101) with the SEC relating to the securities offered by this prospectus supplement and the accompanying prospectus. This prospectus supplement is part of the registration statement. You may obtain from the SEC a copy of the registration statement and exhibits that we filed with the SEC when we registered the common stock. The registration statement may contain additional information that may be important to you.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

The information included or incorporated by reference in this prospectus supplement may contain forward-looking statements, including statements about credit quality and the future prospects of SunTrust. Statements that do not describe historical or current facts, including statements about beliefs and expectations, are forward-looking statements. These statements often include the words “believes,” “expects,” “anticipates,” “estimates,” “intends,” “plans,” “targets,” “potentially,” “probably,” “projects,” “outlook” or similar expressions or future conditional verbs such as “may,” “will,” “should,” “would” and “could.”

Such statements are based upon the current beliefs and expectations of SunTrust’s management and on information currently available to management. The forward-looking statements are intended to be subject to the safe harbor provided by Section 27A of the Securities Act of 1933, as amended, or the “Securities Act,” and Section 21E of the Exchange Act. Such statements speak as of the date hereof, and SunTrust does not assume any obligation to update the statements included or incorporated by reference herein or to update the reasons why actual results could differ from those contained in such statements in light of new information or future events.

Forward-looking statements are subject to significant risks and uncertainties. Investors are cautioned against placing undue reliance on such statements. Actual results may differ materially from those set forth in the forward-looking statements. Factors that could cause actual results to differ materially from those described in the forward-looking statements can be found beginning on page 6 of SunTrust’s Annual Report on Form 10-K for the year ended December 31, 2008, page 86 of SunTrust’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2009, and elsewhere in SunTrust’s periodic reports and Current Reports filed on Form 8-K with the SEC and available at the SEC’s internet site (http://www.sec.gov). Those factors include:

•	difficult market conditions have adversely affected our industry;

•	current levels of market volatility are unprecedented;

•	the soundness of other financial institutions could adversely affect us;

•	there can be no assurance that recently enacted legislation, or any proposed federal programs, will stabilize the U.S. financial system, and such legislation and programs may adversely affect us;

•

the impact on us of recently enacted legislation, in particular the Emergency Economic Stabilization Act of 2008 and its implementing regulations, and actions by the Federal Deposit Insurance Corporation, cannot be predicted at this time;

•

our ability to increase our common equity as a component of our Tier 1 Capital through private capital sources and other transactions that do not involve government assistance is uncertain and we could be adversely affected if we are unable to complete such transactions;

•	credit risk;

•	weakness in the economy and in the real estate market, including specific weakness within our geographic footprint, has adversely affected us and may continue to adversely affect us;

•	weakness in the real estate market, including the secondary residential mortgage loan markets, has adversely affected us and may continue to adversely affect us;

•	as a financial services company, adverse changes in general business or economic conditions could have a material adverse effect on our financial condition and results of operations;

•	changes in market interest rates or capital markets could adversely affect our revenue and expense, the value of assets and obligations, and the availability and cost of capital or liquidity;

•	the fiscal and monetary policies of the federal government and its agencies could have a material adverse effect on our earnings;

•

we may be required to repurchase mortgage loans or indemnify mortgage loan purchasers as a result of breaches of representations and warranties, borrower fraud, or certain borrower defaults, which could harm our liquidity, results of operations and financial condition;

•	clients could pursue alternatives to bank deposits, causing us to lose a relatively inexpensive source of funding;

•	consumers may decide not to use banks to complete their financial transactions, which could affect net income;

•	we have businesses other than banking which subject us to a variety of risks;

•	hurricanes and other natural disasters may adversely affect loan portfolios and operations and increase the cost of doing business;

•	negative public opinion could damage our reputation and adversely impact our business and revenues;

•	we rely on other companies to provide key components of our business infrastructure;

•	we rely on our systems, employees and certain counterparties, and certain failures could materially adversely affect our operations;

•	we depend on the accuracy and completeness of information about clients and counterparties;

•	regulation by federal and state agencies could adversely affect our business, revenue and profit margins;

•	competition in the financial services industry is intense and could result in losing business or reducing margins;

•	future legislation could harm our competitive position;

•	maintaining or increasing market share depends on market acceptance and regulatory approval of new products and services;

•	we may not pay dividends on our common stock;

•	our ability to receive dividends from our subsidiaries accounts for most of our revenue and could affect our liquidity and ability to pay dividends;

•	significant legal actions could subject us to substantial uninsured liabilities;

•

recently declining values of residential real estate, increases in unemployment, and the related effects on local economics may increase our credit losses, which would negatively affect our financial results;

•	deteriorating credit quality, particularly in real estate loans, has adversely impacted us and may continue to adversely impact us;

•	disruptions in our ability to access global capital markets may negatively affect our capital resources and liquidity;

•	any reduction in our credit rating could increase the cost of our funding from the capital markets;

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•	we have in the past and may in the future pursue acquisitions, which could affect costs and from which we may not be able to realize anticipated benefits;

•	we depend on the expertise of key personnel and if these individuals leave or change their roles without effective replacements, operations may suffer;

•

we may not be able to hire or retain additional qualified personnel and recruiting and compensation costs may increase as a result of turnover, both of which may increase costs and reduce profitability and may adversely impact our ability to implement our business strategy;

•	our accounting policies and methods are critical to how we report our financial condition and results of operations, and these require us to make estimates about matters that are uncertain;

•	changes in our accounting policies or in accounting standards could materially affect how we report our financial results and condition;

•	our stock price can be volatile;

•	our disclosure controls and procedures may not prevent or detect all errors or acts of fraud;

•	our financial instruments carried at fair value expose us to certain market risks;

•	our revenues derived from our investment securities may be volatile and subject to a variety of risks;

•	we may enter into transactions with off-balance sheet affiliates or our subsidiaries; and

•	we are subject to market risk associated with our asset management and commercial paper conduit businesses.

SUMMARY

The following information should be read together with the information contained in or incorporated by reference in other parts of this prospectus supplement and in the accompanying prospectus. It may not contain all the information that is important to you. You should carefully read this entire prospectus supplement and the accompanying prospectus, as well as the information to which we refer you and the information incorporated by reference herein, before making a decision about whether to invest in the common stock. To the extent the following information is inconsistent with the information in the accompanying prospectus, you should rely on the following information. If any statement in this prospectus supplement conflicts with any statement in a document which we have incorporated by reference, then you should consider only the statement in the more recent document. You should pay special attention to the “Risk Factors” section of this prospectus supplement to determine whether an investment in the common stock is appropriate for you.

SunTrust Banks, Inc.

SunTrust Banks, Inc., with total assets of $179.1 billion as of March 31, 2009, is one of the nation’s largest financial services holding companies.

Through our flagship subsidiary, SunTrust Bank, we provide deposit, credit and trust and investment services. Additional subsidiaries provide mortgage banking, insurance, asset management, equipment leasing, brokerage and capital market services. SunTrust’s client base encompasses a broad range of individuals and families, high-net-worth clients, businesses and institutions.

SunTrust enjoys strong market positions in some of the highest-growth markets in the United States and also serves clients in selected markets nationally. Our priorities include consistency in financial performance, quality in customer service and a strong commitment to all segments of the communities we serve.

As of March 31, 2009, SunTrust had 1,694 retail and specialized service branches and 2,673 ATMs, which are located primarily in Florida, Georgia, Maryland, North Carolina, South Carolina, Tennessee, Virginia and the District of Columbia. In addition, SunTrust provides clients with a selection of technology-based banking channels including Internet, PC and Telephone Banking. Our internet address is www.suntrust.com. Information presented on or accessed through our web site is not incorporated into, or made a part of, this prospectus supplement.

As of March 31, 2009, SunTrust had total assets under advisement of $181.1 billion. This includes $152.3 billion in trust assets as well as $28.8 billion in retail brokerage assets. SunTrust’s mortgage servicing portfolio was $166.4 billion as of March 31, 2009.

See “Recent Developments” concerning (i) the results of the United States Treasury’s Supervisory Capital Assessment Program as applied to us, including our plans for increasing common stock as a component of our capital base, which we refer to as our “Capital Plan,” (ii) the recent downgrade in the ratings of our senior debt and preferred stock, our counterparty credit ratings and the long-term deposits of SunTrust Bank, (iii) the five basis point special assessment of our assets minus Tier 1 capital completed by the Federal Deposit Insurance Corporation (the “FDIC”) and (iv) our possible future repurchase of our Series C Preferred Stock and Series D Preferred Stock, and warrants for 17,900,182 shares of our common stock, issued to the United States Treasury in connection with the Troubled Asset Relief Program—Capital Purchase Program.

Our common stock is traded on the New York Stock Exchange under the ticker symbol “STI.” Our principal executive offices are located at SunTrust Banks, Inc., 303 Peachtree Street, NE, Atlanta, Georgia 30308. Our telephone number is 404-588-7711.

Summary of the Offering

The following summary contains basic information about the common stock and the offering and is not intended to be complete. It does not contain all the information that is important to you. For a more complete understanding of the common stock, you should read the section of this prospectus supplement entitled “Description of Capital Stock.”

Common stock we are offering	108,000,000 shares

Common stock outstanding after this offering	464,693,099 shares(1)(2)

Over-allotment option	16,200,000 shares

Use of proceeds after expenses	We expect to receive net proceeds from this offering of approximately $1.30 billion (or approximately $1.50 billion if the underwriters exercise their over-allotment option in full), after expenses and underwriting commissions. We intend to use up to approximately $700 million of the net proceeds to fund our cash tender offer for up to $1.0 billion liquidation preference or amount of certain of our preferred and hybrid securities and the remainder for general corporate purposes. See “Recent Developments—Concurrent Tender Offer”.

Risk factors	See “Risk Factors” and other information included or incorporated by reference in this prospectus supplement and the accompanying prospectus for a discussion of the factors you should consider carefully before deciding to invest in shares of our common stock.

NYSE symbol	“STI”

(1)	The number of shares of common stock outstanding immediately after the closing of this offering is based on 356,693,099 shares of common stock outstanding as of March 31, 2009.

(2)	Unless otherwise indicated, the number of shares of common stock presented in this prospectus supplement excludes shares issuable pursuant to the exercise of the underwriters’ over-allotment option, 5,910,504 shares of common stock issuable under our stock compensation plans and the warrants for 11,891,280 and 6,008,902 shares of common stock held by the United States Treasury.

RISK FACTORS

An investment in our common stock involves certain risks. You should carefully consider the risks described below, the risk factors included in our Annual Report on Form 10-K for the year ended December 31, 2008 and in our Quarterly Report on Form 10-Q for the quarter ended March 31, 2009, and the other information included or incorporated by reference in this prospectus supplement and the accompanying prospectus, before making an investment decision. Our business, financial condition or results of operations could be materially adversely affected by any of these risks. The trading price of our common stock could decline due to any of these risks, and you may lose all or part of your investment. This prospectus supplement also contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including the risks faced by us described below and elsewhere in this prospectus supplement and the accompanying prospectus.

We May Not Be Able to Raise Sufficient Private (i.e., Nongovernmental) Capital in the Amount Required or Contemplated by our Capital Plan.

We were advised by the United States Treasury in connection with the Supervisory Capital Assessment Program (the “SCAP”) that under the more-adverse-than-expected scenario we would need to adjust the composition of our Tier 1 capital resources to increase the common equity portion of Tier 1 capital by $2.16 billion. We announced the basic framework of our Capital Plan to increase our common stock as a component of our capital base on May 15, 2009 and will submit a formal Capital Plan to the United States Treasury as part of the assessment process contemplated by the SCAP prior to the June 8, 2009 deadline established with respect to the SCAP. We will have until November 9, 2009 to either (i) increase the common equity portion of our Tier 1 capital by $2.16 billion or (ii) if we are unable to consummate transactions under our Capital Plan to achieve that objective, convert a portion of our Series C Preferred Stock and Series D Preferred Stock issued to the United States Treasury under the Troubled Assets Relief Program (the “TARP”) Capital Purchase Program (the “CPP”) to mandatorily convertible preferred stock under the United States Treasury’s TARP Capital Assistance Program (the “CAP”) and issue warrants to acquire additional shares of common stock to the United States Treasury under the CAP. See “Recent Developments—Supervisory Capital Assessment Program.”

The conversion of a portion of our Series C Preferred Stock and Series D Preferred Stock to mandatorily convertible preferred stock under the CAP is likely to impose additional conditions and limitations related to executive compensation and corporate governance upon us as well as new public reporting obligations. Many of our competitors will not be subject to these restrictions and therefore may gain a competitive advantage. Furthermore, the CAP mandatory convertible preferred stock would accrue cumulative dividends at a rate of 9% per annum until their mandatory conversion to common stock after seven years or prior redemption. The annual dividend payments on $2.16 billion of CAP capital are $194.4 million. This would represent an increase in dividend payments over the current CPP rate of 5% per annum (for the first five years) of $86.4 million, which could adversely impact liquidity, limit our ability to return capital to shareholders and have a material adverse effect on us.

Additionally, converting all of or a large portion of our Series C Preferred Stock and Series D Preferred Stock issued under the CPP to mandatorily convertible preferred stock issued under the CAP could result in the United States Treasury becoming a significant shareholder of our company. Even if the United States Treasury does not control a majority of voting power, it may be able to exert significant influence on matters submitted to shareholders for approval, including the election of directors and certain transactions.

Having a significant shareholder may make some future transactions more difficult or perhaps impossible to complete without the support of such shareholder. The interests of a significant shareholder, may not coincide with our interests or the interests of other shareholders. There can be no assurance that any significant shareholder will exercise its influence in our best interests as opposed to its best interests as a significant shareholder. A significant shareholder may make it difficult to approve certain transactions even if they are supported by the other shareholders, which may have an adverse effect on the market price of our common stock.

To view the standard CAP term sheet, including a summary of the terms of the securities that the United States Treasury receives in connection with any CAP issuance, see www.financialstability.gov.

Implementation of our Capital Plan Pursuant to the SCAP Requires the Issuance of a Significant Amount of Common Stock, Which Could Result in Dilution for Holders of our Common Stock, Including Participants in this Offering.

In connection with the SCAP, we intend to adjust the composition of our Tier 1 capital by increasing the portion that is composed of Tier 1 common equity. Alternatives include both internally and externally generated capital to increase the common equity level, including through the issuance of common stock in this offering. We presently believe that we will be able to comply with the SCAP’s newly introduced regulatory capital standard using internal and non-governmental sources of capital, while reducing the existing government preferred equity, subject to regulatory approval. However, no assurance can be given that we will be successful in increasing the portion of our Tier 1 capital that is composed of Tier 1 common equity by the $2.16 billion required by the United States Treasury under the SCAP.

The Price of Our Common Stock May Fluctuate Significantly, and This May Make It Difficult for You to Resell Shares of Common Stock Owned by You at Times or at Prices You Find Attractive.

The price of our common stock on the NYSE constantly changes. We expect that the market price of our common stock will continue to fluctuate and there can be no assurances about the market prices for our common stock.

Our stock price may fluctuate as a result of a variety of factors, many of which are beyond our control. These factors include:

•	actual or anticipated quarterly fluctuations in our operating results and financial condition;

•

changes in financial estimates or publication of research reports and recommendations by financial analysts or actions taken by rating agencies with respect to our common stock or those of other financial institutions;

•	operating results that vary from the expectations of management, financial analysts and investors;

•	speculation in the press or investment community generally or relating to our reputation or the financial services industry;

•	strategic actions by us or our competitors, such as acquisitions, restructurings, dispositions or financings;

•	actions by our current shareholders, including sales of common stock by existing shareholders and/or directors and executive officers;

•	the operating and securities price performance of companies that investors consider comparable to us;

•	future sales of our equity or equity-related securities;

•	changes in the frequency or amount of dividends or share repurchases;

•	proposed or adopted regulatory changes or developments;

•	anticipated or pending investigations, proceedings or litigation that involve or affect us;

•	domestic and international economic factors unrelated to our performance; or

•	general market conditions and, in particular, developments related to market conditions for the financial services industry.

In addition, in recent years, the stock market in general has experienced extreme price and volume fluctuations. This volatility has had a significant effect on the market price of securities issued by many companies, including for reasons unrelated to their operating performance. These broad market fluctuations may adversely affect our stock price, notwithstanding our operating results.

There May Be Future Sales or Other Dilution of Our Equity, Which May Adversely Affect the Market Price of Our Common Stock.

Except as described under the heading “Underwriting” below, we are not restricted from issuing additional common stock, including any securities that are convertible into or exchangeable for, or that represent the right to receive, common stock. The issuance of any additional shares of common stock or of preferred stock, convertible securities or warrants or the exercise of such securities could be substantially dilutive to shareholders of our common stock. For example, exercise of the warrants we issued to the United States Treasury in connection with our participation in the CPP would dilute the value of our common stock. Holders of our shares of common stock have no preemptive rights that entitle holders to purchase their pro rata share of any offering of shares of any class or series. The market price of our common stock could decline as a result of sales of shares of our common stock made after this offering or the perception that such sales could occur. Because our decision to issue securities in any future offering will depend on market conditions and other factors beyond our control, we cannot predict or estimate the amount, timing or nature of our future offerings. Thus, our shareholders bear the risk of our future offerings reducing the market price of our common stock and diluting their stock holdings in us.

You May Not Receive Dividends on our Common Stock.

Holders of our common stock are only entitled to receive such dividends as our board of directors may declare out of funds legally available for such payments. Furthermore, holders of our common stock are subject to the prior dividend rights of any holders of our preferred stock at any time outstanding or depositary shares representing such preferred stock then outstanding. Although we have historically declared cash dividends on our common stock, we are not required to do so. On May 15, 2009, we announced our intention to reduce the quarterly dividend on our common stock from $0.10 per share to $0.01 per share, effective for the quarter ending September 30, 2009. In the future we may further reduce or eliminate our common stock dividend. This could adversely affect the market price of our common stock.

The Consent of the United States Treasury May Be Required for Us to Increase Our Common Stock Dividend.

We currently have shares of Series C Preferred Stock and Series D Preferred Stock outstanding that were issued to the United States Treasury pursuant to the CPP. Prior to November 14, 2011, unless we have redeemed the Series C and Series D Preferred Stock or the United States Treasury has transferred the Series C and Series D Preferred Stock to a third party, the consent of United States Treasury will be required for us to declare or pay any dividend or make any distribution on our common stock (other than regular quarterly cash dividends of not more than $0.77 per share of common stock) or redeem, purchase or acquire any shares of our common stock or other equity or capital securities, other than in connection with benefit plans consistent with past practice and certain other circumstances specified in the purchase agreements associated with the issuance of these shares. In addition, these limitations may extend through December 31, 2011, unless we have redeemed the Series D Preferred Stock or the United States Treasury has transferred the Series D Preferred Stock to a third party prior thereto. Additionally, if we increase our dividend above $0.54 per share per quarter prior to the tenth anniversary of our participation in the CPP and the warrants issued in connection with our Series C and Series D Preferred Stock are then outstanding, then the exercise price and the number of shares to be issued upon exercise of the warrants issued in connection with our Series C and Series D Preferred Stock will be proportionately adjusted. The amount of such adjustment will be determined by a formula and depends in part on the extent to which we raise our dividend. These provisions could result in lower dividends than we may have otherwise declared in the absence of these restrictions.

We May Not Be Able to Repurchase the Series C Preferred Stock and Series D Preferred Stock As Soon As We Desire.

We may in the future seek to repurchase our Series C Preferred Stock and Series D Preferred Stock and warrants for 17,900,182 shares of our common stock held by the United States Treasury issued to the United States Treasury under the CPP. These transactions are subject to regulatory approval. We can make no assurances as to when, or if, we will receive such approval. In addition, the United States Treasury has indicated that any participant in the SCAP assessments that desires to repay proceeds received from the CPP must have a post-repayment capital base at least consistent with the SCAP capital buffer, and must be able to demonstrate its financial strength by issuing senior unsecured debt for a term greater than five years not backed by FDIC guarantees, in amounts sufficient to demonstrate a capacity to meet funding needs independent of government guarantees. Until such time as we repurchase the Series C Preferred Stock and Series D Preferred Stock or warrants held by the United States Treasury, we will remain subject to the respective terms and conditions set forth in the agreements we entered into with the United States Treasury in connection with the issuance of these shares.

Our Results of Operations and Our Ability to Fund Dividend Payments on Our Common Stock and All Payments on Our Other Obligations Depend Upon the Results of Operations of Our Subsidiaries.

We are a separate and distinct legal entity from our banking and non-banking subsidiaries. Our principal source of funds to make payments on securities is dividends from our banking subsidiaries. Various federal and state statutes and regulations limit the amount of dividends that our banking and non-banking subsidiaries may pay to us without regulatory approval. In particular, dividend and other distributions from our bank to our holding company would require notice to or approval of the applicable regulatory authority. There can be no assurances that we would receive such approval.

In addition, if, in the opinion of the applicable regulatory authority, a bank under its jurisdiction is engaged in or is about to engage in an unsafe or unsound practice, such authority may require, after notice and hearing, that such bank cease and desist from such practice. Depending on the financial condition of our banking subsidiaries, the applicable regulatory authority might deem us to be engaged in an unsafe or unsound practice if our banking subsidiaries were to pay dividends. The Federal Reserve has issued policy statements generally requiring insured banks and bank holding companies only to pay dividends out of current operating earnings. The Federal Reserve recently released a supervisory letter advising bank holding companies, among other things, that as a general matter a bank holding company should inform the Federal Reserve and should eliminate, defer or significantly reduce its dividends if (i) the bank holding company’s net income available to shareholders for the past four quarters, net of dividends previously paid during that period, is not sufficient to fully fund the dividends, (ii) the bank holding company’s prospective rate of earnings is not consistent with the bank holding company’s capital needs and overall current and prospective financial condition, or (iii) the bank holding company will not meet, or is in danger of not meeting, its minimum regulatory capital adequacy ratios.

Payment of dividends could also be subject to regulatory limitations if any of our banking subsidiaries became “under-capitalized” for purposes of the “prompt corrective action” regulations of the federal bank regulatory agencies that are the primary regulators of our banking subsidiaries. “Under-capitalized” is currently defined as having a total risk-based capital ratio of less than 8.0%, a Tier 1 risk-based capital ratio of less than 4.0%, or a core capital, or leverage, ratio of less than 4.0%. Throughout 2008, our banking subsidiaries were in compliance with all regulatory capital requirements and considered to be “well-capitalized.”

Furthermore, our right to participate in any distribution of assets of any of our subsidiaries upon its liquidation or otherwise, and thus your ability as a holder of the common stock to benefit indirectly from such distribution, will be subject to the prior claims of creditors of such subsidiary, except to the extent that any of our claims as a creditor of such subsidiary may be recognized. As a result, our common stock is effectively subordinated to all existing and future liabilities and obligations of our subsidiaries.

Offerings of Debt, Which Would Be Senior to Our Common Stock Upon Liquidation, and/or Preferred Equity Securities Which May Be Senior to Our Common Stock for Purposes of Dividend Distributions or Upon Liquidation, May Adversely Affect the Market Price of Our Common Stock.

We may attempt to increase our capital resources or, if our or the capital ratio of any of our banking subsidiaries falls below the required minimums, we or such banking subsidiary could be forced to raise additional capital by making additional offerings of debt or preferred equity securities, including medium-term notes, trust preferred securities, senior or subordinated notes and preferred stock. Upon liquidation, holders of our debt securities and shares of preferred stock and lenders with respect to other borrowings will receive distributions of our available assets prior to the holders of our common stock. Additional equity offerings may dilute the holdings of our existing shareholders or reduce the market price of our common stock, or both. Holders of our common stock are not entitled to preemptive rights or other protections against dilution.

Our board of directors is authorized to issue preferred stock in one or more series, to fix the number of shares in each series, and to determine the designations and preferences, limitations and relative rights of each series, including dividend rates, terms of redemption, liquidation preferences, sinking fund requirements, conversion rights, voting rights, and whether the preferred stock can be issued as a share dividend with respect to another class or series of shares, all without any vote or other action on the part of shareholders.

Additionally, holders of our common stock are subject to the prior dividend and liquidation rights of any holders of our preferred stock then outstanding.

Ratings Agencies Recently Downgraded our Securities and the Deposit Ratings of SunTrust Bank; These Downgrades and any Subsequent Downgrades Could Adversely Impact the Price and Liquidity of our Securities and Could Have an Impact on our Businesses and Results of Operations.

On April 23, 2009, SunTrust’s senior debt and preferred stock ratings were downgraded to Baa1 and Ba2 from A1 and A3, respectively, by Moody’s Investors Service. In addition, the long-term deposits rating of SunTrust Bank, our primary subsidiary, was lowered by Moody’s Investors Service from A2 to Aa3. On April 28, 2009, SunTrust’s counterparty credit ratings were downgraded to BBB+/A-2 from A/A-1 by Standard & Poor’s. It is possible that the other ratings agencies rating our securities will also downgrade such securities.

Where our bank subsidiaries are providing forms of credit support such as letters of credit, standby lending arrangements or other forms of credit support, a decline in short-term credit ratings may require that customers of our bank subsidiaries seek replacement credit support from a higher rated institution. We cannot predict whether customer relationships or opportunities for future relationships could be adversely affected by customers who choose to do business with a higher rated institution.

Anti-Takeover Provisions Could Negatively Impact Our Shareholders.

Certain provisions of our articles of incorporation, bylaws and Georgia law could have the effect of preventing, delaying or discouraging an attempt to obtain control of us. See “Anti-takeover Provisions” in the section of this prospectus supplement entitled “Description of Capital Stock.”

RECENT DEVELOPMENTS

Supervisory Capital Assessment Program

Under the SCAP, the United States Treasury, working through and with the other primary federal regulators of banks, required the largest 19 U.S. bank holding companies to conduct forward looking capital assessments to gauge the level of capitalization of these institutions under various scenarios. During the SCAP assessments, supervisors evaluated the extent to which each of the 19 institutions would need to alter either the amount or the composition (or both) of their respective Tier 1 capital levels today to be able to comfortably exceed minimum regulatory requirements at year-end 2010 under both a baseline scenario and under a scenario assuming a more significantly adverse economic environment than is currently anticipated. The SCAP capital buffer for each institution was sized to achieve a Tier 1 risk-based ratio of at least 6% and a Tier 1 common risk-based ratio of at least 4% at the end of 2010. The SCAP’s more adverse scenario represents a hypothetical scenario that involves a recession that is longer and more severe than consensus expectations and results in higher than expected credit losses, but is not a forecast of expected losses or revenues.

We participated in these assessments and, on May 7, 2009, we announced that we had been advised by the Federal Reserve that we have Tier 1 capital in excess of the amount required to be well-capitalized through the forecast period under both the baseline scenario and the more-adverse-than-expected scenario prepared by the United States Treasury.

While we are well-capitalized and expect to remain so, we were advised by the United States Treasury that under the more-adverse-than-expected scenario we would need to adjust the composition of our Tier 1 capital resources to increase the common equity portion of Tier 1 capital by $2.16 billion. The additional common equity is necessary to maintain our Tier 1 common risk-based ratio at 4% under this scenario. The 4% ratio of Tier 1 common equity to risk-weighted assets is a new regulatory standard that was introduced as part of the SCAP. Our Tier 1 common risk-based ratio was 5.8% as of December 31, 2008, in excess of the 4% requirement set forth by the Federal Reserve under its SCAP guidelines. For additional information, please see “Risk Factors—We May Not Be Able to Raise Sufficient Private (i.e., Nongovernmental) Capital in the Amount Required or Contemplated by our Capital Plan,” included in this prospectus supplement, “Item 1A. Risk Factors” beginning on page 86 of our Quarterly Report on Form 10-Q for the quarter ended March 31, 2009, and our Current Report on Form 8-K, filed with the SEC on May 15, 2009.

We announced the basic framework of our Capital Plan to increase our common stock as a component of our capital base on May 15, 2009 and will submit a formal Capital Plan to the United States Treasury as part of the assessment process contemplated by SCAP. As part of our Capital Plan, we commenced an “at-the-market” offering of shares of our common stock having an aggregate offering price of up to $1.25 billion, indicated that we may pursue sales of selected securities and other asset dispositions and noted that we may pursue public and/or private exchanges of our outstanding preferred and hybrid securities for shares of our common stock. As of May 29, 2009, we had issued and sold approximately 17.7 million shares of common stock for a gross purchase price of approximately $260.1 million in the “at-the-market” offering. We do not expect to make additional sales under the “at-the-market” offering. In addition, concurrent with this offering, we commenced a tender offer for up to $1.0 billion in aggregate liquidation preference or amount of our issued and outstanding preferred and hybrid securities at a cash purchase price of up to $700 million which is described below under “—Concurrent Tender Offer.” In addition, on May 15, 2009, we announced our intention to reduce our quarterly dividend on our common stock from $0.10 per share to $0.01 per share effective for the quarter ending September 30, 2009. For additional information regarding our Capital Plan and dividend, please see our Current Report on Form 8-K filed with the SEC on May 15, 2009.

Under the SCAP, we will have until November 9, 2009 to either (i) increase the common equity portion of our Tier 1 capital by $2.16 billion or (ii) if we are unable to consummate transactions under our Capital Plan to achieve that objective, convert a portion of our Series C Preferred Stock and Series D Preferred Stock issued to the United States Treasury under the CPP to mandatorily convertible preferred stock under the United States Treasury’s CAP and issue warrants to acquire additional shares of common stock to the United States Treasury under the CAP.

Concurrent Tender Offer

Concurrent with this offering, we commenced a tender offer (the “Tender Offer”) for up to $1,000,000,000 in aggregate liquidation preference or amount of the issued and outstanding (i) Depositary Shares, liquidation preference $25 per share, each representing a 1/4,000th interest in a share of Perpetual Preferred Stock, Series A (the “Preferred Depositary Shares”), (ii) SunTrust Preferred Capital I 5.853% Fixed-to-Floating Rate Normal PPS, liquidation amount $1,000 per security (the “Normal PPS”), (iii) SunTrust Capital VIII 6.100% Trust Preferred Securities, liquidation amount $1,000 per security (the “SunTrust Capital VIII Preferred Securities”), (iv) SunTrust Capital I Floating Rate Preferred Securities, Series A, liquidation amount $1,000 per security (the “SunTrust Capital I Preferred Securities”) and (v) SunTrust Capital III Floating Rate Preferred Securities, Series A, liquidation amount $1,000 per security (the “SunTrust Capital III Preferred Securities” and together with the SunTrust Capital VIII Preferred Securities, the SunTrust Capital I Preferred Securities and the SunTrust Capital III Preferred Securities, the “Trust Preferred Securities” and together with the Preferred Depositary Shares and the Normal PPS, the “Securities”). Assuming that we purchase $1.0 billion in aggregate liquidation preference or amount of the Securities in the Tender Offer, the maximum aggregate cash purchase price of the Securities will be $700 million. The Tender Offer is being made on the terms and subject to the conditions described in the Offer to Purchase filed as exhibit (a)(1)(A) to SunTrust’s Schedule TO, filed with the SEC on June 1, 2009 (the “Offer to Purchase”). We intend to fund the Tender Offer using a portion of the proceeds from this offering. Completion of the Tender Offer is not a condition to this offering and there can be no assurance that we will be successful in tendering for the amount of Securities sought in the Tender Offer. In addition, subject to applicable law, we may abandon or terminate the Tender Offer at any time prior to its expiration in our sole discretion. For additional information regarding the Tender Offer, please refer to the Offer to Purchase.

Ratings Downgrade

On April 23, 2009, SunTrust’s senior debt and preferred stock ratings were downgraded to Baa1 and Ba2 from A1 and A3, respectively, by Moody’s Investors Service. In addition, the long-term deposits rating of SunTrust Bank, our primary subsidiary, was lowered by Moody’s Investors Service from A2 to Aa3. On April 28, 2009, SunTrust’s counterparty credit ratings were downgraded to BBB+/A-2 from A/A-1 by Standard & Poor’s. It is possible that the other ratings agencies rating our securities will also downgrade such securities.

FDIC Assessments

The FDIC has adopted a final rule, effective June 30, 2009, that will impose a five basis point special assessment on each insured depository institution’s assets minus its Tier 1 capital as of June 30, 2009, subject to a cap equal to 10 basis points times the institution’s assessment base for the second quarter 2009 risk-based capital assessment. The special assessment will apply to SunTrust Bank. We estimate the amount of the special assessment to be approximately $80.0 million.

Possible Repurchase of Series C and Series D Preferred Stock

We may in the future seek to repurchase all or a portion of our Series C Preferred Stock and Series D Preferred Stock and warrants for 17,900,182 shares of our common stock issued to the United States Treasury in connection with the CPP established under the EESA. Our ability to do so will be subject to regulatory approval. Further, the United States Treasury has indicated that any participant in the SCAP assessments that desires to repay proceeds received from the CPP must have a post-repayment capital base at least consistent with the SCAP capital buffer, and must be able to demonstrate its financial strength by issuing senior unsecured debt for a term greater than five years not backed by FDIC guarantees, in amounts sufficient to demonstrate a capacity to meet funding needs independent of government guarantees. There can be no assurance as to when we may repurchase any of our outstanding Series C Preferred Stock or Series D Preferred Stock or warrants held by the United States Treasury as we may be unable to meet the requirements to do so (including obtaining the necessary regulatory approvals).

USE OF PROCEEDS

We expect to receive net proceeds from this offering of approximately $1.30 billion (or approximately $1.50 billion if the underwriters exercise their over-allotment option in full), after expenses and underwriting commissions. We intend to use up to approximately $700 million of the net proceeds to fund the Tender Offer and to use the remainder for general corporate purposes.

REGULATORY CONSIDERATIONS

As a financial holding company and a bank holding company under the Bank Holding Company Act, SunTrust is subject to regulation, supervision and examination by the Federal Reserve. For a discussion of the material elements of the regulatory framework applicable to financial holding companies, bank holding companies and their subsidiaries and specific information relevant to SunTrust, please refer to SunTrust’s Annual Report on Form 10-K for the fiscal year ended December 31, 2008, and the subsequent reports we file with the SEC, which are incorporated by reference in this prospectus supplement. This regulatory framework is intended primarily for the protection of depositors and the federal deposit insurance funds and not for the protection of security holders. As a result of this regulatory framework, SunTrust’s earnings are affected by actions of the Federal Reserve, the FDIC, which insures the deposits of our banking subsidiaries within certain limits, and the SEC, which regulates the activities of certain subsidiaries engaged in the securities business.

SunTrust’s earnings are also affected by general economic conditions, our management policies and legislative action.

In addition, there are numerous governmental requirements and regulations that affect our business activities. A change in applicable statutes, regulations or regulatory policy may have a material effect on SunTrust’s business.

Depositary institutions, like SunTrust’s bank subsidiaries, are also affected by various federal laws, including those relating to consumer protection and similar matters. SunTrust also has other financial services subsidiaries regulated, supervised and examined by the Federal Reserve, as well as other relevant state and federal regulatory agencies and self-regulatory organizations. SunTrust’s non-bank subsidiaries may be subject to other laws and regulations of the federal government or the various states in which they are authorized to do business.

No regulatory approvals are required to effect this common stock offering.

SELECTED FINANCIAL DATA

The following is selected consolidated financial data for SunTrust for the three-month periods ended March 31, 2009 and 2008 and the years ended December 31, 2008, 2007 and 2006.

The selected consolidated financial data for each of the years ended December 31, 2008, 2007 and 2006 are derived from our audited consolidated financial statements. Our consolidated financial statements for each of the two fiscal years ended December 31, 2008 and 2007 were audited by Ernst & Young LLP, an independent registered public accounting firm. Our consolidated financial statements for the fiscal year ended December 31, 2006 was audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm. The selected consolidated condensed financial data for SunTrust for the three-month periods ended March 31, 2009 and 2008 are derived from our unaudited consolidated condensed financial statements filed on a Quarterly Report on Form 10-Q for the quarter ended March 31, 2009 and, in our opinion, such financial statements reflect all adjustments, consisting of normal recurring adjustments, necessary for a fair presentation of the data for those periods. Our results of operations for the three months ended March 31, 2009 may not be indicative of results that may be expected for the full fiscal year. The summary below should be read in conjunction with our unaudited consolidated condensed financial statements included in our Quarterly Report on Form 10-Q for the quarter ended March 31, 2009 and our audited consolidated financial statements, and the related notes thereto, and the other detailed information contained in our 2008 Annual Report on Form 10-K. For more information, see the section entitled “Where You Can Find More Information.”

	Three Months Ended March 31		Twelve Months Ended December 31
	2009	2008	2008	2007	2006
(Dollars in millions, except per share amounts)

Summary of Operations
Interest, fees, and dividend income	$1,729.3	$2,258.3	$8,327.4	$10,035.9	$9,792.0
Interest expense	667.2	1,118.5	3,707.7	5,316.4	5,131.6

Net interest income	1,062.1	1,139.8	4,619.7	4,719.5	4,660.4
Provision for loan losses	994.1	560.0	2,474.2	664.9	262.5

Net interest income after provision for loan losses	68.0	579.8	2,145.4	4,054.6	4,397.9
Noninterest income	1,146.5	1,057.5	4,473.5	3,428.7	3,468.4
Noninterest expense	2,177.3	1,252.2	5,879.0	5,221.1	4,879.9

Income before provision for income taxes	(962.8)	385.1	739.9	2,262.2	2,986.4
Provision for income taxes	(150.8)	91.6	(67.3)	615.5	869.0

Net income/(loss) including income attributable to noncontrolling interest	(812.0)	293.5	807.2	1,646.7	2,117.4
Net income attributable to noncontrolling interest	3.2	2.9	11.4	12.7	—
Net income/(loss)	$(815.2)	$290.6	$795.8	$1,634.0	$2,117.4

Net income/(loss) available to common shareholders	$(875.4)	$281.6	$741.0	$1,593.0	$2,097.5
Net interest income-FTE(1)	1,093.0	1,167.8	4,737.2	4,822.2	4,748.4
Total revenue-FTE(1)	2,239.5	2,225.3	9,210.7	8,250.9	8,216.8

Net Income Per Average Common Share
Diluted	$(2.49)	$0.81	$2.12	$4.52	$5.78
Basic	(2.49)	0.81	2.12	4.56	5.84
Dividends declared	0.10	0.77	2.85	2.92	2.44

Market Price
High	$30.18	$70.00	$70.00	$94.18	$85.64
Low	6.00	52.94	19.75	60.02	69.68
Close	11.74	55.14	29.54	62.49	84.45

	Three Months Ended March 31		Twelve Months Ended December 31
	2009	2008	2008	2007	2006
(Dollars in millions, except per share amounts)

Selected Average Balances
Total assets	$178,871.3	$176,916.9	$175,848.3	$177,795.5	$180,315.1
Earning assets	154,390.0	153,003.6	152,748.6	155,204.4	158,428.7
Loans	125,333.5	123,263.0	125,432.7	120,080.6	119,645.2
Consumer and commercial deposits	107,515.0	101,168.4	101,332.8	98,020.2	97,715.3
Total shareholders’ equity	22,367.9	18,178.7	18,596.3	17,808.0	17,546.7

As of March 31/December 31
Total assets	$179,116.4	$178,986.9	$189,138.0	$179,573.9	$182,161.6
Earning assets	153,289.7	152,714.7	156,016.5	154,397.2	159,063.8
Loans	123,893.0	123,713.2	126,998.4	122,319.0	121,454.3
Allowance for loan and lease losses	2,735.0	1,545.3	2,351.0	1,282.5	1,044.5
Consumer and commercial deposits	112,448.7	103,432.4	105,275.7	101,870.0	99,775.9
Long-term debt	23,029.8	23,602.9	26,812.4	22,956.5	18,992.9
Total shareholders’ equity	21,645.6	18,548.6	22,500.8	18,169.9	17,813.6

Financial Ratios and Other Data
Return on average total assets	(1.85)%	0.66%	0.45%	0.92%	1.17%
Return on average total assets less net unrealized securities gains(2)	(1.89)	0.72	0.05	0.81	1.17

Return on average common shareholders’ equity	(20.71)	6.41	4.26	9.27	12.13

Return on average realized common shareholders’ equity(2)	(22.08)	7.58	0.19	8.65	12.72
Net interest margin-FTE(1)	2.87	3.07	3.10	3.11	3.00
Efficiency ratio-FTE(1)	97.22	56.27	63.95	63.43	59.39
Allowance to period-end loans	2.21	1.25	1.86	1.05	0.86
Nonperforming assets to total loans plus OREO and other repossessed assets	4.21	1.87	3.49	1.35	0.49
Common dividend payout ratio	NM	95.53	134.4	64.0	41.7
Full-service banking offices	1,694	1,678	1,692	1,682	1,701
ATMs	2,673	2,509	2,582	2,507	2,569
Full-time equivalent employees	29,279	31,745	29,333	32,323	33,599
Average common shares—diluted (thousands)	351,352	348,072	350,183	352,688	362,802
Average common shares—basic (thousands)	351,352	346,581	348,919	349,346	359,413

Regulatory Capital Ratios
Total average shareholders’ equity to total average assets	12.51%	10.28%	10.58%	10.02%	9.73%
Tier 1 capital ratio	11.02	7.23	10.87	6.93	7.72
Total risk-based capital ratio	14.15	10.97	14.04	10.30	11.11
Tier 1 leverage ratio	10.14	7.22	10.45	6.90	7.23

Reconcilement of Non-GAAP Measures
Return on average total assets	(1.85)%	0.66%	0.45%	0.92%	1.17%
Impact of excluding net realized and unrealized securities (gains)/losses and The Coca-Cola Company dividend	(0.04)	(0.06)	(0.40)	(0.11)	—

Return on average total assets less net realized and unrealized securities gains/losses and The Coca-Cola Company dividend	(1.89)%	0.72%	0.05%	0.81%	1.17%

Return on average common shareholders’ equity	(20.71)%	6.41%	4.26%	9.27%	12.13%
Impact of excluding net realized and unrealized securities (gains)/losses and The Coca-Cola Company dividend	(1.37)	(1.17)	(4.07)	(0.62)	0.59

Return on average realized common shareholders’ equity	(22.08)%	7.58%	0.19%	8.65%	12.72%

(1)	We present net interest income, total revenue, net interest margin and the efficiency ratio on a fully taxable equivalent (“FTE”) basis and the three-month ratios are presented on an annualized basis. The FTE basis adjusts for the tax-favored status of income from certain loans and investments. We believe this measure to be the preferred industry measurement of net interest income and it enhances comparability of net interest income arising from taxable and tax-exempt sources.

(2)	SunTrust presents a return on average assets less net unrealized gains on securities and a return on average realized common shareholders’ equity. The foregoing numbers reflect primarily adjustments to remove the effects of our securities portfolio which includes the ownership by us of shares of The Coca-Cola Company. We use this information internally to gauge our actual performance in the industry. We believe that the return on average assets less the net unrealized securities gains and the return on average realized common shareholders’ equity are more indicative of our performance because they more accurately reflect returns that are related to our core businesses which are primarily customer relationship and customer transaction driven. The return on average assets less net unrealized gains on securities is computed by dividing annualized net income, excluding securities gains/losses and The Coca-Cola Company dividend, by average assets less net unrealized securities gains. The return on average realized common shareholders’ equity is computed by dividing annualized net income available to common shareholders excluding net securities gains/losses and The Coca-Cola Company dividend by average realized common shareholders’ equity.

UNAUDITED PRO FORMA FINANCIAL INFORMATION

The following selected unaudited pro forma financial information has been presented to give effect to and show the pro forma impact on our balance sheet as of March 31, 2009, as well as on our earnings for the fiscal year ended December 31, 2008 and the three-month period ended March 31, 2009, of (i) the sale and issuance of approximately 17.7 million shares of common stock in our “at-the-market” common stock offering for a gross purchase price equal to approximately $260.1 million (representing the number of shares sold and aggregate purchase price received as of May 29, 2009), (ii) the purchase of up to $1.0 billion aggregate liquidation preference or amount of the Securities pursuant to the Tender Offer (the “Maximum Tender Amount”) for a gross purchase price of $700 million and (iii) the sale and issuance of 108.0 million shares of common stock in this offering at a public offering price of $13.00 per share for a gross purchase price of approximately $1.4 billion. Completion of the Tender Offer is not a condition to this offering and there can be no assurance that we will be successful in purchasing any of the Securities sought in the Tender Offer.

The unaudited pro forma financial information is presented for illustrative purposes only and does not necessarily indicate the financial position or results that would have been realized had we (i) purchased Securities pursuant to the Tender Offer and (ii) completed this offering, in each case, as of the dates indicated, or that will be realized in the future when and if we issue and sell shares in this offering and consummate the Tender Offer. In addition, the unaudited pro forma financial information assumes that (i) we do not sell additional shares in our “at-the-market” offering and (ii) all Securities acquired in the Tender Offer are retired on the date of settlement of the offering. The selected unaudited pro forma financial information has been derived from, and should be read in conjunction with, our summary historical consolidated financial information included elsewhere in this document and our historical consolidated financial statements included in our Annual Report on Form 10-K for the year ended December 31, 2008 and our Quarterly Report on Form 10-Q for the quarter ended March 31, 2009 filed with the SEC, which are incorporated by reference into this prospectus supplement.

Unaudited Pro Forma Balance Sheets

Our unaudited pro forma condensed consolidated balance sheets as of March 31, 2009 have been presented as if we had (i) issued and sold approximately 17.7 million shares of common stock in our “at-the-market” common stock offering for a gross purchase price equal to approximately $260.1 million, (ii) purchased up to the Maximum Tender Amount of the Securities pursuant to the Tender Offer for a gross purchase price of $700 million and (iii) issued and sold 108.0 million shares of common stock in this offering at a public offering price of $13.00 per share for a gross purchase price of approximately $1.4 billion, in each case, on March 31, 2009. With respect to the Tender Offer, we have shown the pro forma impact of a “High Participation Scenario” and a “Low Participation Scenario” using the assumptions set forth below. The “High Participation Scenario” assumes that we purchase the following amounts of the Securities for cash in the Tender Offer: (i) 100% of the issued and outstanding Preferred Depositary Shares ($500 million aggregate liquidation preference), (ii) 100% of the issued and outstanding Normal PPS ($500 million aggregate liquidation amount), (iii) none of the issued and outstanding SunTrust Capital VIII Preferred Securities, (iv) none of the issued and outstanding SunTrust Capital I Preferred Securities and (v) none of the issued and outstanding SunTrust Capital III Preferred Securities. The “Low Participation Scenario” assumes that we purchase the following amounts of the Securities for cash in the Tender Offer: (i) 50% of the issued and outstanding Preferred Depositary Shares ($250 million aggregate liquidation preference), (ii) 50% of the issued and outstanding Normal PPS ($250 million aggregate liquidation amount), (iii) 50% of the issued and outstanding SunTrust Capital VIII Preferred Securities ($500 million aggregate liquidation amount), (iv) none of the issued and outstanding SunTrust Capital I Preferred Securities and (v) none of the issued and outstanding SunTrust Capital III Preferred Securities.

CONDENSED PRO FORMA CONSOLIDATED BALANCE SHEETS

HIGH PARTICIPATION SCENARIO

	As Reported March 31, 2009	Tender Offer Adjustments(1)		Common Stock Offering Adjustments(1)(2)	Pro Forma March 31, 2009
	(Dollars in thousands)
Assets
Cash and due from banks	$5,825,730	$(700,000	)(3)	$1,615,909	$6,741,639
Interest-bearing deposits in other banks	25,282	—		—	25,282
Funds sold and securities purchased under agreements to resell	1,209,987	—		—	1,209,987

Cash and cash equivalents	7,060,999	(700,000)		1,615,909	7,976,908
Trading assets	7,397,338	—		—	7,397,338
Securities available for sale	19,485,406	—		—	19,485,406
Loans held for sale	6,954,038	—		—	6,954,038
Loans	123,892,966	—		—	123,892,966
Allowance for loan and lease losses	(2,735,000)	—		—	(2,735,000)

Net loans	121,157,966	—		—	121,157,966
Premises and equipment	1,546,600	—		—	1,546,600
Goodwill	6,309,431	—		—	6,309,431
Other intangible assets	1,103,333	—		—	1,103,333
Customers’ acceptance liability	6,290	—		—	6,290
Other real estate owned	593,579	—		—	593,579
Unsettled sales of securities available for sale	2,998	—		—	2,998
Other assets	7,498,424	(1,734	)(4)	—	7,496,690

Total assets	$179,116,402	$(701,734)		$1,615,909	$180,030,577

Liabilities and Shareholders’ Equity
Total deposits	$118,972,175	$—		$—	$118,972,175
Total borrowed funds	30,646,276	(500,000	)(5)	—	30,146,276
Other liabilities	7,852,325	777	(6)	—	7,853,102

Total liabilities	157,470,776	(499,223)		—	156,971,553

Preferred stock	5,227,357	(500,000	)(7)	—	4,727,357
Common stock, $1.00 par value	372,799	—		125,667	498,466
Additional paid in capital	6,713,536	251,250	(8)	1,490,242	8,455,028

Retained earnings	9,466,914	46,239	(9)	—	9,513,153
Treasury stock, at cost, and other	(1,168,995)	—		—	(1,168,995)
Accumulated other comprehensive income, net of tax	1,034,015	—		—	1,034,015

Total shareholders’ equity	21,645,626	(202,511)		1,615,909	23,059,024

Total liabilities and shareholders’ equity	$179,116,402	$(701,734)		$1,615,909	$180,030,577

Total common shares outstanding	356,693	—		125,667	482,360

(1)	Adjustments are reflected net of Tender Offer or common stock issuance costs.

(2)	Represents the amount of common shares issued under the “at-the-market” common stock offering through May 29, 2009 as well as the issuance of 108.0 million shares of common stock in this offering at a public offering price of $13.00 per share.

(3)	Represents cash paid in the Tender Offer.

(4)	Represents write-off of deferred debt issuance costs associated with the Normal PPS purchased in the Tender Offer.

(5)	Assumes 100% acceptance rate for the Tender Offer for Normal PPS and 0% for SunTrust Capital VIII Preferred Securities, SunTrust Capital I Preferred Securities and SunTrust Capital III Preferred Securities based on the Maximum Tender Amount.

(6)	Represents write-off of contract payment liability associated with the Normal PPS, write-off of deferred debt issuance costs, accrual of issuance costs, and estimated taxes payable on these items.

(7)	Assumes 100% acceptance rate for the Tender Offer for Preferred Depositary Shares.

(8)	Represents additional paid in capital related to the fair value of the Normal PPS stock purchase contracts.

(9)	Represents the net after tax gain from the purchase of the Securities, recognition of issuance costs, and write-off of deferred debt issuance costs and the contract payment liability.

CONDENSED PRO FORMA CONSOLIDATED BALANCE SHEETS

LOW PARTICIPATION SCENARIO

	As Reported March 31, 2009	Tender Offer Adjustments(1)		Common Stock Offering Adjustments(1)(2)	Pro Forma March 31, 2009
	(Dollars in thousands)
Assets
Cash and due from banks	$5,825,730	$(700,000	)(3)	$1,615,909	$6,741,639
Interest-bearing deposits in other banks	25,282	—		—	25,282
Federal funds sold and securities purchased under agreements to resell	1,209,987	—		—	1,209,987

Cash and cash equivalents	7,060,999	(700,000)		1,615,909	7,976,908
Trading assets	7,397,338	—		—	7,397,338
Securities available for sale	19,485,406	—		—	19,485,406
Loans held for sale	6,954,038	—		—	6,954,038
Loans	123,892,966	—		—	123,892,966
Allowance for loan and lease losses	(2,735,000)	—		—	(2,735,000)

Net loans	121,157,966	—		—	121,157,966
Premises and equipment	1,546,600	—		—	1,546,600
Goodwill	6,309,431	—		—	6,309,431
Other intangible assets	1,103,333	—		—	1,103,333
Customers’ acceptance liability	6,290	—		—	6,290
Other real estate owned	593,579	—		—	593,579
Unsettled sales of securities available for sale	2,998	—		—	2,998
Other assets	7,498,424	(4,852	)(4)	—	7,493,572

Total assets	$179,116,402	$(704,852)		$1,615,909	$180,027,459

Liabilities and Stockholders’ Equity
Total deposits	$118,972,175	$—		$—	$118,972,175
Total borrowed funds	30,646,276	(749,917	)(5)	—	29,896,359
Other liabilities	7,852,325	56,863	(6)	—	7,909,188

Total liabilities	157,470,776	(693,054)		—	156,777,722

Preferred stock	5,227,357	(250,000	)(7)	—	4,977,357
Common stock, $1.00 par value	372,799	—		125,667	498,466
Additional paid in capital	6,713,536	125,625	(8)	1,490,242	8,329,403
Retained earnings	9,466,914	112,577	(9)	—	9,579,491
Treasury stock, at cost, and other	(1,168,995)	—		—	(1,168,995)
Accumulated other comprehensive income, net of tax	1,034,015	—		—	1,034,015

Total shareholders’ equity	21,645,626	(11,798)		1,615,909	23,249,737

Total liabilities and shareholders’ equity	$179,116,402	$(704,852)		$1,615,909	$180,027,459

Total common shares outstanding	356,693	—		125,667	482,360

(1)	Adjustments are reflected net of Tender Offer or common stock issuance costs.

(2)	Represents the amount of common shares issued under the “at-the-market” common stock offering through May 29, 2009 as well as the issuance of 108.0 million shares of common stock in this offering at a public offering price of $13.00 per share.

(3)	Represents cash paid in the Tender Offer.

(4)	Represents write-off of deferred debt issuance costs associated with the Normal PPS and Trust Preferred Securities purchased in the Tender Offer.

(5)	Assumes 50% acceptance rate for the Tender Offer for Normal PPS, 50% for SunTrust Capital VIII Preferred Securities, and 0% for SunTrust Capital I Preferred Securities and SunTrust Capital III Preferred Securities based on the Maximum Tender Amount.

(6)	Represents income taxes estimated upon gain associated with exchange of the Trust Preferred Securities, write-off of contract payment liability associated with the Normal PPS, write-off of deferred debt issuance costs, accrual of issuance costs, and estimated taxes payable on these items.

(7)	Assumes 50% acceptance rate for the Tender Offer for Preferred Depositary Shares.

(8)	Represents additional paid in capital related to the fair value of the Normal PPS stock purchase contracts.

(9)	Represents the net after tax gain from the purchase of the Securities, recognition of issuance costs, and write-off of deferred debt issuance costs and the contract payment liability.

Unaudited Pro Forma Earnings Implications

Our unaudited pro forma condensed consolidated statements of income for the fiscal year ended December 31, 2008 and the three-month period ended March 31, 2009 have been prepared as if we had (i) issued and sold approximately 17.7 million shares of common stock in our “at-the-market” common stock offering for a gross purchase price equal to approximately $260.1 million, (ii) purchased up to the Maximum Tender Amount of the Securities pursuant to the Tender Offer for a gross purchase price of $700 million and (iii) issued and sold 108.0 million shares of common stock in this offering at a public offering price of $13.00 per share for a gross purchase price of approximately $1.4 billion, in each case, on January 1, 2008.

CONDENSED PRO FORMA CONSOLIDATED STATEMENTS OF INCOME

HIGH PARTICIPATION SCENARIO

	Three Months Ended March 31, 2009					Twelve Months Ended December 31, 2008
	As Reported	Adjustments		Pro Forma		As Reported		Adjustments		Pro Forma
	(In thousands, except per share data)
Net interest income	$1,062,098	$3,132	(1)	$1,065,230		$4,619,656		$25,508	(1)	$4,645,164
Provision for loan losses	994,098	—		994,098		2,474,215		—		2,474,215

Net interest income after provision for loan losses	68,000	3,132		71,132		2,145,441		25,508		2,170,949
Noninterest income	1,146,542	—		1,146,542		4,473,463		—		4,473,463
Noninterest expense	2,177,327	105,267	(2)	2,282,594		5,879,023		105,414	(2)	5,984,437

Income/(loss) before provision (benefit) for income taxes	(962,785)	(102,135)		(1,064,920)		739,881		(79,906)		659,975
Provision/(benefit) for income taxes	(150,777)	(332)		(151,109)		(67,271)		8,004		(59,267)

Net income/(loss) including income attributable to noncontrolling interest	(812,008)	(101,803)		(913,811)		807,152		(87,910)		719,242
Net income attributable to noncontrolling interest	3,159	—		3,159		11,378		—		11,378

Net income/(loss)	$(815,167)	$(101,803)		$(916,970)		$795,774		$(87,910)		$707,864

Net income/(loss) available to common shareholders	$(875,381)	$(96,803	)(3)	$(972,184)		$740,982	(4)	$(65,655	)(3)	$675,327

Average common shares outstanding:
Diluted	351,352	125,667	(5)	477,019		350,183		125,667	(5)	475,850
Basic	351,352	125,667	(5)	477,019		348,919		125,667	(5)	474,586
Net Income per average common share:
Diluted	$(2.49)			$(1.74	)(6)	$2.12	(4)			$1.72	(6)
Basic	(2.49)			(1.74	)(6)	2.12	(4)			1.72	(6)

(1)	Represents reduction of interest expense recognized during the respective period on the Normal PPS purchased in the Tender Offer.

(2)	Represents net loss on extinguishment of the Securities purchased in the Tender Offer, which includes a non-tax deductible loss on the Normal PPS, write-off of a contract liability associated with the Normal PPS, write-off of deferred debt issuance costs, and estimated costs associated with the purchase of the Securities.

(3)	Amount includes adjustments for reduction in dividends on Preferred Depositary Shares purchased in the Tender Offer.

(4)	Amount differs from amount reported in our Annual Report on Form 10-K due to required adoption of FSP EITF 03-6-1 at January 1, 2009, which requires retroactive application.

(5)	Represents additional common shares outstanding through May 29, 2009 related to the “at-the-market” common stock offering and this offering.

(6)	The excess of the carrying amount of Preferred Depositary Shares, less applicable stock issuance costs, over the purchase price paid in the Tender Offer, is added to the net income (loss) available to common shareholders for purposes of calculating earnings per share.

CONDENSED PRO FORMA CONSOLIDATED STATEMENTS OF INCOME

LOW PARTICIPATION SCENARIO

	Three Months Ended March 31, 2009					Twelve Months Ended December 31, 2008
	As Reported	Adjustments		Pro Forma		As Reported		Adjustments		Pro Forma
	(In thousands, except per share data)
Net interest income	$1,062,098	$9,205	(1)	$1,071,303		$4,619,656		$43,306	(1)	$4,662,962
Provision for loan losses	994,098	—		994,098		2,474,215		—		2,474,215

Net interest income after provision for loan losses	68,000	9,205		77,205		2,145,441		43,306		2,188,747
Noninterest income	1,146,542	90,498	(2)	1,237,040		4,473,463		90,351	(2)	4,563,814
Noninterest expense	2,177,327	—		2,177,327		5,879,023		—		5,879,023

Income/(loss) before provision (benefit) for income taxes	(962,785)	99,703		(863,082)		739,881		133,657		873,538
Provision/(benefit) for income taxes	(150,777)	56,373		(94,404)		(67,271)		69,106		1,835

Net income/(loss) including income attributable to noncontrolling interest	(812,008)	43,330		(768,678)		807,152		64,551		871,703
Net income attributable to noncontrolling interest	3,159	—		3,159		11,378		—		11,378

Net income/(loss)	$(815,167)	$43,330		$(771,837)		$795,774		$64,551		$860,325

Net income/(loss) available to common shareholders	$(875,381)	$45,830	(3)	$(829,551)		$740,982	(4)	$75,678		$816,660

Average common shares outstanding:
Diluted	351,352	125,667	(5)	477,019		350,183		125,667	(5)	475,850
Basic	351,352	125,667	(5)	477,019		348,919		125,667	(5)	474,586
Net Income per average common share:
Diluted	$(2.49)			$(1.59	)(6)	$2.12	(4)			$1.87	(6)
Basic	(2.49)			(1.59	)(6)	2.12	(4)			1.87	(6)

(1)	Represents reduction of interest expense recognized during the respective period on the Normal PPS and Trust Preferred Securities purchased in the Tender Offer.

(2)	Represents net gain on extinguishment of the Securities purchased in the Tender Offer, which includes a non-tax deductible loss on the Normal PPS, write-off of a contract liability associated with Normal PPS, taxable gain on Trust Preferred Securities, write-off of deferred debt issuance costs and estimated costs associated with the purchase of the Securities.

(3)	Amount includes adjustment for reduction in dividends on Preferred Depositary Shares purchased in the Tender Offer.

(4)	Amount differs from amount reported in our Annual Report on Form 10-K due to required adoption of FSP EITF 03-6-1 at January 1, 2009, which requires retroactive application.

(5)	Represents additional common shares outstanding through May 29, 2009 related to the “at-the-market” common stock offering and this offering.

(6)	The excess of the carrying amount of Preferred Depositary Shares, less applicable stock issuance costs, over the purchase price paid in the Tender Offer, is added to the net income (loss) available to common shareholders for purposes of calculating earnings per share.

CAPITALIZATION

The following tables set forth the carrying amount of our capitalization, as of March 31, 2009, on an actual basis and on the pro forma basis described in “Unaudited Pro Forma Financial Information” to reflect: (i) the sale of approximately 17.7 million shares of common stock in our “at-the-market” common stock offering for a gross purchase price equal to approximately $260.1 million, (ii) the purchase up to the Maximum Tender Amount of our Securities pursuant to the Tender Offer under both the High and Low Participation Scenarios for a gross purchase price of $700 million and (iii) the sale and issuance of 108.0 million shares of common stock in this offering at a public offering price of $13.00 per share for a gross purchase price of approximately $1.4 billion. These tables should be read in conjunction with the information set forth under “Selected Financial Data” and “Unaudited Pro Forma Financial Information” and our consolidated unaudited financial statements set forth in our Quarterly Report on Form 10-Q for the three months ended March 31, 2009, which are incorporated by reference into this document.

SUNTRUST BANKS, INC. AND SUBSIDIARIES

CONDENSED PRO FORMA CAPITALIZATION TABLE

HIGH PARTICIPATION SCENARIO

	As of March 31, 2009
	(Dollars in thousands)
	Actual	Tender Offer Adjustments(1)	Common Stock Offering Adjustments(1)(2)	Pro Forma March 31, 2009
Long-term debt:
Subordinated notes and debentures	$3,627,927	$—	$—	$3,627,927
Notes issued to trusts formed to issue trust preferred securities	2,847,364	(500,000)	—	2,347,364
Other long-term debt	16,554,551	—	—	16,554,551

Total long-term debt	23,029,842	(500,000)	—	22,529,842

Stockholders’ equity
Series A Preferred Stock, $100,000 Liquidation Preference; 5,000 shares outstanding	500,000	(500,000)	—	—
Series B Preferred Stock, $100,000 Liquidation Preference; no shares outstanding	—	—	—	—
Series C Preferred Stock, $100,000 Liquidation Preference; 35,000 shares outstanding	3,411,315	—	—	3,411,315
Series D Preferred Stock, $100,000 Liquidation Preference; 13,500 shares outstanding	1,316,042	—	—	1,316,042
Common Stock, $1.00 par value	372,799	—	125,667	498,466
Additional paid in capital	6,713,536	251,250	1,490,242	8,455,028
Retained earnings	9,466,914	46,239	—	9,513,153
Treasury stock, at cost, and other	(1,168,995)	—	—	(1,168,995)
Accumulated other comprehensive income, net of tax	1,034,015	—	—	1,034,015

Total shareholders’ equity	21,645,626	(202,511)	1,615,909	23,059,024

Total long-term debt and shareholders’ equity	$44,675,468	$(702,511)	$1,615,909	$45,588,866

(1)	Adjustments are reflected net of Tender Offer or common stock issuance costs. Additional information regarding the Tender Offer Adjustments and the Common Stock Offering Adjustments is included in our unaudited pro forma condensed consolidated balance sheets for the “High Participation Scenario” included in this prospectus supplement.

(2)	Represents the amount of common shares issued under the “at-the-market” common stock offering through May 29, 2009 as well as the issuance of 108.0 million shares of common stock in this offering at a public offering price of $13.00 per share.

SUNTRUST BANKS, INC. AND SUBSIDIARIES

CONDENSED PRO FORMA CAPITALIZATION TABLE

LOW PARTICIPATION SCENARIO

	As of March 31, 2009
	(Dollars in thousands)
	Actual	Tender Offer Adjustments(1)	Common Stock Offering Adjustments(1)(2)	Pro Forma March 31, 2009
Long-term debt:
Subordinated notes and debentures	$3,627,927	$—	$—	$3,627,927
Notes issued to trusts formed to issue trust preferred securities	2,847,364	(749,917)	—	2,097,447
Other long-term debt	16,554,551	—	—	16,554,551

Total long-term debt	23,029,842	(749,917)	—	22,279,925

Stockholders’ equity
Series A Preferred Stock, $100,000 Liquidation Preference; 5,000 shares outstanding	500,000	(250,000)	—	250,000
Series B Preferred Stock, $100,000 Liquidation Preference; no shares outstanding	—	—	—	—
Series C Preferred Stock, $100,000 Liquidation Preference; 35,000 shares outstanding	3,411,315	—	—	3,411,315
Series D Preferred Stock, $100,000 Liquidation Preference; 13,500 shares outstanding	1,316,042	—	—	1,316,042
Common Stock, $1.00 par value	372,799	—	125,667	498,466
Additional paid in capital	6,713,536	125,625	1,490,242	8,329,403
Retained earnings	9,466,914	112,577	—	9,579,491
Treasury stock, at cost, and other	(1,168,995)	—	—	(1,168,995)
Accumulated other comprehensive income, net of tax	1,034,015	—	—	1,034,015

Total shareholders’ equity	21,645,626	(11,798)	1,615,909	23,249,737

Total long-term debt and shareholders’ equity	$44,675,468	$(761,715)	$1,615,909	$45,529,662

(1)	Adjustments are reflected net of Tender Offer or common stock issuance costs. Additional information regarding the Tender Offer Adjustments and the Common Stock Offering Adjustments is included in our unaudited pro forma condensed consolidated balance sheets for the “Low Participation Scenario” included in this prospectus supplement.

(2)	Represents the amount of common shares issued under the “at-the-market” common stock offering through May 29, 2009 as well as the issuance of 108.0 million shares of common stock in this offering at a public offering price of $13.00 per share.

PRICE RANGE OF COMMON STOCK

Our common stock is listed and traded on the NYSE under the symbol “STI.” As of April 30, 2009, there were 356,865,133 shares of our common stock issued and outstanding, held by 37,833 shareholders of record. The following table sets forth for the periods indicated the range of the high and low reported sales prices of our common stock on the NYSE, and the cash dividends declared per share.

	High Sale Price	Low Sale Price	Dividends per Share
2009:

Second Quarter (through June 1, 2009)	$20.86	$10.83	$0.10

First Quarter	$30.18	$6.00	$0.10

2008:

Fourth Quarter	$57.75	$19.75	$0.54

Third Quarter	$64.00	$25.60	$0.77

Second Quarter	$60.80	$32.34	$0.77

First Quarter	$70.00	$52.94	$0.77

2007:

Fourth Quarter	$78.76	$60.02	$0.73

Third Quarter	$90.47	$73.61	$0.73

Second Quarter	$94.18	$78.16	$0.73

First Quarter	$87.43	$80.76	$0.73

On June 1, 2009, the last reported sale price of our common stock on the NYSE was $13.80 per share.

DIVIDEND POLICY

The payment of future dividends is subject to the discretion of our board of directors which will consider, among other factors, our operating results, overall financial condition, credit–risk considerations and capital requirements, as well as general business and market conditions. After consideration of these factors, on May 15, 2009 we announced our intention to reduce the quarterly dividend on our common stock from $0.10 per share to $0.01 per share, effective for the quarter ending September 30, 2009. In the future, we may further reduce or eliminate our common stock dividend. The Federal Reserve, in its expectation that a bank holding company act as a source of financial strength to its subsidiary banks, has reiterated the requirement to inform and consult with the Federal Reserve before paying dividends that could raise safety and soundness concerns. The Federal Reserve recently released a supervisory letter advising bank holding companies, among other things, that as a general matter, a bank holding company should inform the Federal Reserve and should eliminate, defer or significantly reduce its dividends if (i) the bank holding company’s net income available to shareholders for the past four quarters, net of dividends previously paid during that period, is not sufficient to fully fund the dividends, (ii) the bank holding company’s prospective rate of earnings is not consistent with the bank holding company’s capital needs and overall current and prospective financial condition, or (iii) the bank holding company will not met, or is in danger of not meeting, its minimum regulatory capital adequacy ratios.

Prior to November 14, 2011, unless we have repurchased our outstanding Series C and Series D Preferred Stock or the United States Treasury has transferred the Series C and Series D Preferred Stock to a third party, the consent of United States Treasury will be required for us to declare or pay any dividend or make any distribution on our common stock (other than regular quarterly cash dividends of not more than $0.77 per share of common stock) or redeem, purchase or acquire any shares of our common stock or other equity or capital securities, other than in connection with benefit plans consistent with past practice and certain other circumstances specified in the purchase agreements associated with the issuance of these shares. These limitations may extend through December 31, 2011, unless we have redeemed the Series D Preferred Stock or the United States Treasury has transferred the Series D Preferred Stock to a third party prior thereto. Additionally, if we increase our dividend above $0.54 per share per quarter prior to the tenth anniversary of our participation in the CPP, then the exercise price and the number of shares to be issued upon exercise of the warrants issued in connection with our Series C and Series D Preferred Stock will be proportionately adjusted. The amount of such adjustment will be determined by a formula and depends in part on the extent to which we raise our dividend. These provisions could result in lower dividends than we may have otherwise declared in the absence of these restrictions.

DESCRIPTION OF CAPITAL STOCK

The following description summarizes the terms of our capital stock but does not purport to be complete, and it is qualified in its entirety by reference to the applicable provisions of federal law governing bank holding companies, Georgia law and our articles of incorporation and bylaws. You should review these materials for a complete statement of the rights and terms of the common stock and for additional information before you buy any shares of our common stock. See “Where You Can Find More Information.”

General

Under our articles of incorporation, we are authorized to issue 800,000,000 shares of capital stock, which consists of 750,000,000 shares of common stock, par value $1.00 per share, and 50,000,000 shares of preferred stock, no par value per share. As of March 31, 2009, there were 356,693,099 shares of common stock issued (including 16,106,270 shares held in treasury). Our common stock is listed on the New York Stock Exchange under the symbol “STI.”

Common Stock

Voting and Other Rights. Holders of shares of our common stock are entitled to one vote for each share held of record on all matters on which shareholders are entitled or permitted to vote. There is no cumulative voting for the election of directors. As described below, our articles of incorporation require a special shareholder vote to approve business combinations, including mergers, consolidations and sales of assets, involving interested shareholders.

No Preemptive Rights. Holders of shares of our common stock do not have preemptive rights to subscribe for or to purchase any additional shares of our stock or securities or any conversion or redemption rights.

Distributions. Holders of shares of our common stock are entitled to receive dividends when declared by our board of directors out of funds legally available therefor, subject to the rights of the holders, if any, of our preferred stock or depositary shares representing such preferred stock then outstanding. As a bank holding company, our ability to pay distributions is affected by the ability of our banking subsidiaries to pay dividends. The ability of these banking subsidiaries, as well as us, to pay dividends in the future currently is, and could be further, influenced by bank regulatory requirements and capital guidelines.

Assets upon Dissolution. In the event of liquidation, holders of our common stock are entitled to share in the distribution of assets remaining after payment of debts and expenses and after required payments to holders of our preferred stock or depositary shares representing such preferred stock then outstanding.

Restrictions on Ownership. The Bank Holding Company Act of 1956 requires any bank holding company (as defined in that act) to obtain the approval of the Board of Governors of the Federal Reserve System prior to acquiring more than 5% of our outstanding common stock. Any person other than a bank holding company is required to obtain prior approval of the Board of Governors of the Federal Reserve System to acquire 10% or more of our outstanding common stock under the Change in Bank Control Act. Any holder of 25% or more of our outstanding common stock, other than an individual, is subject to regulation as a bank holding company under the Bank Holding Company Act of 1946.

Validly Issued, Fully Paid and Nonassessable. Our outstanding shares of common stock are validly issued, fully paid and nonassessable.

Preferred Stock and Warrants

Our articles of incorporation authorize our board of directors to provide for the issuance of preferred stock in one or more series, without shareholder action. Our board of directors is authorized to fix the designation, powers, preferences and rights, and the qualifications, limitations and restrictions of the shares of each series of preferred stock we issue. For each series of preferred stock, the board is permitted to specify the designation of each series and the number of shares in the series; the rate of dividends payable on the series, the timing of the dividend payments and the date from which dividends accumulate; whether the shares of the series can be redeemed and, if applicable, the terms and conditions for redemption; the liquidation preference and amount for the series; any conversion rights and, if applicable, the terms and conditions for conversion; and the voting rights, if any, for the series.

Series A Preferred Stock. We have issued depositary shares representing ownership interests in 5,000 shares of Perpetual Preferred Stock, Series A, with a $100,000 liquidation preference per share, or Series A Preferred Stock. The Series A Preferred Stock is not convertible into our common stock or any other class or series of our securities and will not be subject to any sinking fund or other similar obligation for their repurchase or retirement. Dividends on the Series A Preferred Stock, if declared, will accrue and be payable quarterly at a rate per annum equal to the greater of three-month LIBOR plus 0.53%, or 4.00%. Dividends on the shares are non-cumulative. Shares of the Series A Preferred Stock have priority over our common stock with regard to the payment of dividends. On or after September 15, 2011, the Series A Preferred Stock will be redeemable at our option at a redemption price equal to $100,000 per share, plus any declared and unpaid dividends. The Series A Preferred Stock does not have any voting rights other than with respect to certain limited matters, including the right (together with all other holders of preferred stock) to elect two directors if we fail to pay six quarterly dividends, the right to vote on matters that could adversely affect the holders of the Series A Preferred Stock and on certain other matters to the extent required by law.

Series B Preferred Stock. In connection with the issuance of preferred purchase securities by one of our wholly owned trust subsidiaries, we designated a series of preferred stock, consisting of 5,010 designated shares of Perpetual Preferred Stock, Series B, with a $100,000 liquidation preference per share, or Series B Preferred Stock. The Series B Preferred Stock is expected to be issued pursuant to stock purchase contracts in the future to our wholly owned trust subsidiary. The Series B Preferred Stock will not be convertible into our common stock or any other class or series of our securities and will not be subject to any sinking fund or any other similar obligation for their repurchase or retirement. Dividends on the Series B Preferred Stock, if such shares are outstanding and dividends are declared, will accrue and be payable semi-annually prior to December 15, 2011 and quarterly, thereafter. These dividends will be calculated (a) if the Series B Preferred Stock is issued prior to December 15, 2011, at a rate per annum equal to 5.853% until December 15, 2011, and (b) thereafter, at a rate per annum that will be reset quarterly and will equal the greater of (i) three-month LIBOR for the applicable dividend period plus 0.645% and (ii) 4.00%. Dividends on the shares are non-cumulative. Shares of the Series B Preferred Stock will have priority over our common stock with regard to the payment of dividends. On or after the later of December 15, 2011 and the stock purchase date under the stock purchase contracts associated with these shares (which we expect to be December 15, 2011, but may in certain circumstances be an earlier date or be deferred for quarterly periods until as late as December 15, 2012), the Series B Preferred Stock will be redeemable at our option at a redemption price equal to $100,000, plus an amount equal to any declared and unpaid dividends. Our right to redeem the Series B Preferred Stock once issued is subject to the prior approval of the Federal Reserve and certain other contractual obligations set forth in a replacement capital covenant we entered into at the time the preferred purchase securities were issued. The Series B Preferred Stock does not have any voting rights other than with respect to certain limited matters, including the right (together with all other holders of preferred stock) to elect two directors if we fail to pay six quarterly dividends, the right to vote on matters that could adversely affect the holders of the Series B Preferred Stock and on certain other matters to the extent required by law.

Series C Preferred Stock and Series D Preferred Stock. As part of the CPP established under the EESA, we entered into separate purchase agreements with the United States Treasury pursuant to which we issued and sold to the United States Treasury 35,000 shares of our Fixed Rate Cumulative Perpetual Preferred Stock, Series C, having a liquidation preference of $100,000 per share, or Series C Preferred Stock, and 13,500 shares of our Fixed Rate Cumulative Perpetual Preferred Stock, Series D, or Series D Preferred Stock. We issued to the United States Treasury in connection with each of the Series C Preferred Stock transaction and the Series D Preferred Stock transaction a ten-year warrant relating to the purchase of up to 11,891,280 shares of our common stock at an initial exercise price of $44.15 per share and the purchase of up to 6,008,902 shares of our common stock at an initial exercise price of $33.70 per share, respectively. Cumulative dividends on the Series C Preferred Stock and Series D Preferred Stock will accrue on the liquidation preference at a rate per annum of 5% for the first five years, and at a rate per annum of 9% thereafter, but will be paid only if, as, and when declared by our board of directors. The Series C Preferred Stock and the Series D Preferred Stock have no maturity date and rank senior to our common stock (and pari passu with our other authorized series of preferred stock) with respect to the payment of dividends and distributions and amounts payable upon our liquidation, dissolution, and winding up. The Series C Preferred Stock and the Series D Preferred Stock do not have any voting rights other than with respect to certain limited matters, including the right (together with all other holders of preferred stock) to elect two directors if we fail to pay six quarterly dividends, the right to vote on matters that could adversely affect the holders of the Series C Preferred Stock or Series D Preferred Stock, as applicable, and on certain other matters to the extent required by law. Our ability to repurchase both the Series C Preferred Stock and the Series D Preferred Stock is subject to certain limitations set forth in the purchase agreements relating thereto, including regulatory approval.

Prior to November 14, 2011, unless we have repurchased the Series C and Series D Preferred Stock or the United States Treasury has transferred the Series C and Series D Preferred Stock to a third party, the consent of the United States Treasury will be required for us to declare or pay any dividend or make any distribution on our common stock (other than regular quarterly cash dividends of not more than $0.77 per share of common stock) or redeem, purchase or acquire any shares of our common stock or other equity or capital securities, other than in connection with benefit plans consistent with past practice and certain other circumstances specified in the purchase agreements associated with the issuance of these shares. These limitations may extend through December 31, 2011, unless we have repurchased the Series D Preferred Stock or the United States Treasury has transferred the Series D Preferred Stock to a third party prior thereto.

Anti-takeover Provisions

Certain provisions of our articles of incorporation, bylaws and Georgia law could have the effect of preventing, delaying or discouraging an attempt to obtain control of us.

Our articles of incorporation and bylaws include the following provisions which may impact the ability of a third party to obtain control of us:

•

Unless approved by three-fourths of all of our directors or if the transaction meets certain fair price criteria set forth in our articles of incorporation, our articles of incorporation provide that any business combination with an interested shareholder requires the affirmative vote of at least 75% of our then outstanding common stock, including the affirmative vote of the holders of at least 75% of our then outstanding common stock not beneficially owned by the interested shareholder.

•

Our articles of incorporation require an affirmative vote of at least 75% of the outstanding shares entitled to vote (including the affirmative vote of at least 75% of the outstanding shares other than those beneficially held by any interested shareholder) to alter or amend the fair price provisions of our articles of incorporation.

•

Our articles of incorporation authorize our board of directors to provide for the issuance of “blank-check” preferred stock in one or more series, without shareholder action. Our board of directors is authorized to fix the designation, powers, preferences and rights, and the qualifications, limitations and restrictions of the shares of each series of preferred stock we issue.

•

Our bylaws contain an advance notice provision providing that any shareholder may present a nomination for a directorship or a proposal for consideration at an annual meeting or special meeting of shareholders only if advance notice of the nomination or proposal has been delivered to us not less than 120 days prior to the first anniversary of the date on which we first mailed our proxy materials for the preceding year’s annual meeting of shareholders. If the date of the annual meeting is advanced more than 30 days before, or delayed by more than 30 days after, the anniversary of our preceding year’s annual meeting, then in order to be considered timely, a shareholder’s notice must be received by the 10th day following the earlier of the day on which notice of the scheduled date of the meeting was mailed to shareholders or publicly disclosed thereto.

•

Our bylaws provide that any director or the entire board of directors may be removed, with or without cause, but only by the affirmative vote of the holders of 75% of the outstanding shares of our common stock, including the affirmative vote of at least 75% of the outstanding shares of our common stock not beneficially owned by an interested shareholder.

•

Our board of directors may amend, adopt or repeal the bylaws or adopt new bylaws by a majority vote of all directors, but any bylaws adopted by our board of directors may be amended, altered or repealed by the shareholders. In addition, our articles of incorporation provide that the affirmative vote by at least 75% of the outstanding shares entitled to vote is required (including the affirmative vote by at least 75% of the outstanding shares other than those beneficially owned by any interested shareholder) to alter or amend certain provisions in our bylaws relating to directors.

•	Our articles of incorporation also include a social responsibility provision, which would permit our board of directors to consider certain non-economic impacts of a proposed transaction.

With respect to Georgia law,

•

we have elected to be covered by the Business Combinations Statute, which generally prohibits an interested shareholder from completing a business combination with us for five years without approval of our board of directors, including mergers, consolidations and sales of assets; and

•

unless elected otherwise in a Georgia corporation’s articles of incorporation, shareholders may act by written consent only through the unanimous consent of all shareholders. We have not made an election to allow action by less than unanimous written consent of our shareholders.

CERTAIN UNITED STATES FEDERAL TAX CONSEQUENCES TO

NON-U.S. HOLDERS OF COMMON STOCK

The following is a summary of certain U.S. federal income and estate tax considerations relevant to the purchase, ownership and disposition of our common stock by a non-U.S. holder (as defined below) as of the date hereof. This summary deals only with non-U.S. holders that acquire our common stock in this offering and hold our shares as a capital asset.

For purposes of this summary, a non-U.S. holder means a beneficial owner of our common stock that is not a partnership and is not any of the following for U.S. federal income tax purposes: (i) an individual citizen or resident of the United States, (ii) a corporation (or other entity treated as a corporation) created or organized in or under the laws of the United States, any state thereof, or the District of Columbia, (iii) an estate the income of which is subject to U.S. federal income taxation regardless of its source, or (iv) a trust if (1) its administration is subject to the primary supervision of a court within the United States and one or more U.S. persons have the authority to control all of its substantial decisions, or (2) it has a valid election in effect under applicable United States Treasury regulations to be treated as a U.S. person.

This summary is based upon provisions of the Internal Revenue Code of 1986, as amended (which we refer to as the Code), and regulations, rulings and judicial decisions as of the date hereof. Those authorities may be changed, perhaps retroactively, or be subject to differing interpretations, so as to result in U.S. federal tax considerations different from those summarized below. This summary does not represent a detailed description of the U.S. federal tax considerations to you in light of your particular circumstances. In addition, it does not address the U.S. federal tax considerations to you if you are subject to special treatment under the U.S. federal tax laws (including if you are a bank or other financial institution, insurance company, broker or dealer in securities, tax-exempt organization, foreign government or agency, U.S. expatriate, “controlled foreign corporation,” “passive foreign investment company,” or a person who holds our common stock in a straddle or as part of a hedging, conversion or constructive sale transaction). Except where noted, this summary does not address any U.S. taxes other than U.S. federal income tax. We cannot assure you that a change in law will not alter significantly the tax considerations that we describe in this summary.

If an entity classified as a partnership for U.S. federal income tax purposes holds our common stock, the tax treatment of a partner will generally depend on the status of the partner and the activities of the partnership. If you are a partnership holding our common stock, or a partner in such a partnership, you should consult your tax advisors.

If you are considering the purchase of our common stock, you should consult your own tax advisors concerning the particular U.S. federal tax consequences to you of the ownership and disposition of our common stock, as well as the consequences to you arising under the laws of any other taxing jurisdiction, including any state, local or foreign tax consequences.

Dividends

Dividends paid to a non-U.S. holder of our common stock generally will be subject to withholding of U.S. federal income tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. However, dividends that are effectively connected with the conduct of a trade or business by a non-U.S. holder within the United States and, where an income tax treaty applies, are attributable to a U.S. permanent establishment of the non-U.S. holder, are not subject to this withholding tax, but instead are subject to U.S. federal income tax on a net income basis at applicable individual or corporate rates. Certain certification and disclosure requirements must be complied with in order for effectively connected dividends to be exempt from this withholding tax. Any such effectively connected dividends received by a foreign corporation may be subject to an additional “branch profits tax” at a 30% rate or such lower rate as may be specified by an applicable income tax treaty.

A non-U.S. holder of our common stock who is entitled to and wishes to claim the benefits of an applicable treaty rate (and avoid backup withholding as discussed below) for dividends, generally will be required to (i) complete Internal Revenue Service, or IRS, Form W-8BEN (or an acceptable substitute form) and make certain certifications, under penalty of perjury, to establish its status as a non-U.S. person and its entitlement to treaty benefits or (ii) if the common stock is held through certain foreign intermediaries, satisfy the relevant certification requirements of applicable United States Treasury regulations. Special certification and other requirements apply to certain non-U.S. holders that are entities rather than individuals.

A non-U.S. holder of our common stock eligible for a reduced rate of U.S. federal withholding tax pursuant to an income tax treaty may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS.

Gain on Disposition of Common Stock

A non-U.S. holder generally will not be subject to U.S. federal income tax with respect to gain recognized on a sale or other disposition of our common stock unless (i) the gain is effectively connected with a trade or business of the non-U.S. holder in the U.S. and, where a tax treaty applies, is attributable to a U.S. permanent establishment of the non-U.S. holder (in which case, for a non-U.S. holder that is a foreign corporation, the branch profits tax described above may also apply), (ii) in the case of a non-U.S. holder who is an individual, such holder is present in the U.S. for 183 or more days in the taxable year of the sale or other disposition and certain other conditions are met, or (iii) we are or have been a “U.S. real property holding corporation” for U.S. federal income tax purposes.

We believe we currently are not, and do not anticipate becoming, a “U.S. real property holding corporation” for U.S. federal income tax purposes.

Federal Estate Tax

Common stock held by an individual non-U.S. holder at the time of death will be included in such holder’s gross estate for U.S. federal estate tax purposes, unless an applicable estate tax treaty provides otherwise.

Information Reporting and Backup Withholding

We must report annually to the IRS and to each non-U.S. holder the amount of dividends paid to such holder and the tax withheld (if any) with respect to such dividends, regardless of whether withholding was required. Copies of the information returns reporting such dividends and any withholding may also be made available to the tax authorities in the country in which the non-U.S. holder resides under the provisions of an applicable income tax treaty. In addition, dividends paid to a non-U.S. holder may be subject to backup withholding unless applicable certification requirements are met.

Payment of the proceeds of a sale of our common stock within the United States or conducted through certain U.S. related financial intermediaries is subject to information reporting and, depending upon the circumstances, backup withholding unless the non-U.S. holder certifies under penalties of perjury that it is not a United States person (and the payor does not have actual knowledge or reason to know that the holder is a United States person) or the holder otherwise establishes an exemption.

Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against such holder’s U.S. federal income tax liability provided the required information is timely furnished to the IRS. Payments subject to withholding tax will not also be subject to backup withholding tax.

EMPLOYEE RETIREMENT INCOME SECURITY ACT

This section is specifically relevant to you if you propose to invest in the common stock described in this prospectus supplement on behalf of an employee benefit plan which is subject to the U.S. Employee Retirement Income Security Act of 1974, as amended, “ERISA,” or Section 4975 of the Code or on behalf of any other entity the assets of which are “plan assets” under ERISA, which we refer to individually as a Plan and collectively as Plans. If you are proposing to invest in the common stock on behalf of a Plan, you should consult your legal counsel before making such investment. This section also may be relevant to you if you are proposing to invest in the common stock described in this prospectus supplement on behalf of an employee benefit plan which is subject to laws which have a similar purpose or effect as the fiduciary responsibility or prohibited transaction provisions of ERISA or Section 4975 of the Code (“Similar Laws”), in which event you also should consult your legal counsel before making such investment.

ERISA and the Code prohibit certain transactions (commonly called prohibited transactions) between a Plan and any person who is a “party in interest” (within the meaning of ERISA) or a “disqualified person” (within the meaning of the Code) with respect to the Plan unless an exemption applies to the transaction. A prohibited transaction includes a direct or indirect sale or exchange between a Plan and a party in interest or a disqualified person, and a prohibited transaction can result in the imposition of excise taxes and other liabilities under ERISA and the Code. SunTrust and certain of its affiliates may be considered a “party in interest” or a “disqualified person” with respect to many Plans. Accordingly, no investment should be made on behalf of any Plan in the common stock unless the common stock is acquired pursuant to an available statutory, individual or class exemption. Class exemptions include: transactions effected on behalf of a Plan by a “qualified professional asset manager” (prohibited transaction exemption 84-14) or an “in-house asset manager” (prohibited transaction exemption 96-23), transactions involving insurance company general accounts (prohibited transaction exemption 95-60, as amended), transactions involving insurance company pooled separate accounts (prohibited transaction exemption 90-1), and transactions involving bank collective investment funds (prohibited transaction exemption 91-38, as amended). The person making the decision to invest in the common stock on behalf of a Plan or a plan which is subject to Similar Laws shall be deemed, on behalf of itself and such Plan or plan, by purchasing the common stock to represent that (a) the Plan or plan will pay no more than adequate consideration in connection with the purchase of the common stock, (b) neither the purchase of the common stock nor the exercise of any rights related to the common stock will result in a non-exempt prohibited transaction under ERISA or the Code or any similar laws, (c) neither SunTrust nor any of its affiliates is a “fiduciary” (within the meaning of ERISA or any similar laws) with respect to the purchaser in connection with the purchaser’s acquisition of or investment in the common stock and (d) no advice provided by SunTrust or any of its affiliates has formed a primary basis for any investment decision by or on behalf of such purchaser in connection with the purchase of the common stock.

UNDERWRITING

Under the terms and subject to the conditions contained in an underwriting agreement dated the date of this prospectus, the underwriters named below, for whom Morgan Stanley & Co. Incorporated, Sandler O’Neill & Partners, L.P., SunTrust Robinson Humphrey, Inc. and Goldman, Sachs & Co. are acting as representatives, have severally agreed to purchase, and we have agreed to sell to them, severally, the number of shares indicated below:

Name	Number of Shares
Morgan Stanley & Co. Incorporated	30,240,000
Sandler O’Neill & Partners, L.P.	30,240,000
SunTrust Robinson Humphrey, Inc.	23,760,000
Goldman, Sachs & Co.	23,760,000

Total	108,000,000

The underwriters are offering the shares of common stock subject to their acceptance of the shares from us and subject to prior sale. The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the shares of common stock offered by this prospectus are subject to the approval of certain legal matters by their counsel and to certain other conditions. The underwriters are obligated to take and pay for all of the shares of common stock offered by this prospectus if any such shares are taken. However, the underwriters are not required to take or pay for the shares covered by the underwriters’ over-allotment option described below.

The underwriters initially propose to offer part of the shares of common stock directly to the public at the public offering price listed on the cover page of this prospectus and part to certain dealers at a price that represents a concession not in excess of $0.25350 a share under the public offering price. After the initial offering of the shares of common stock, the offering price and other selling terms may from time to time be varied by the representatives.

We have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to an aggregate of 16,200,000 additional shares of common stock at the public offering price listed on the cover page of this prospectus, less underwriting discounts and commissions. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with the offering of the shares of common stock offered by this prospectus. To the extent the option is exercised, each underwriter will become obligated, subject to certain conditions, to purchase about the same percentage of the additional shares of common stock as the number listed next to the underwriter’s name in the preceding table bears to the total number of shares of common stock listed next to the names of all underwriters in the preceding table. If the underwriters’ option is exercised in full, the total price to the public would be $1,614,600,000, the total underwriters’ discounts and commissions would be $52,474,500 and total proceeds to us would be $1,562,125,500.

We estimate that the total expenses of this offering, excluding underwriting discounts and commissions, to be paid by us will be approximately $600,000.

Our shares of common stock are listed on the NYSE under the symbol “STI.”

We and our directors and executive officers have agreed that, without the prior written consent of the representatives on behalf of the underwriters, we and they will not, during the period ending 90 days after the date of this prospectus:

•

offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock; or

•	enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the common stock;

whether any such transaction described above is to be settled by delivery of common stock or such other securities, in cash or otherwise. The restrictions described above do not apply to:

•	the sale of shares to the underwriters;

•	transactions relating to shares of common stock or other securities acquired in open market transactions after the completion of the offering;

•

transfers of shares of common stock, or any security convertible into common stock, as a bona fide gift, subject to certain requirements including that each donee or distributee shall agree in writing to the restrictions described above;

•

the exercise of an option (that expires during the 90-day restricted period) to purchase shares of common stock granted under a stock incentive or stock purchase plan described herein or the disposition of shares of restricted stock (that vest during the 90-day restricted period) to us pursuant to the terms of any such plan only for tax withholding; or

•

the establishment of a trading plan pursuant to Rule 10b5-1 under the Exchange Act for the transfer of shares of common stock, provided that such plan does not provide for the transfer of common stock during the 90-day restricted period.

In order to facilitate the offering of the common stock, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the common stock. Specifically, the underwriters may sell more shares than they are obligated to purchase under the underwriting agreement, creating a short position. A short sale is covered if the short position is no greater than the number of shares available for purchase by the underwriters under the over allotment option. The underwriters can close out a covered short sale by exercising the over allotment option or purchasing shares in the open market. In determining the source of shares to close out a covered short sale, the underwriters will consider, among other things, the open market price of shares compared to the price available under the over allotment option. The underwriters may also sell shares in excess of the over allotment option, creating a naked short position. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in the offering. As an additional means of facilitating the offering, the underwriters may bid for, and purchase, shares of common stock in the open market to stabilize the price of the common stock. The underwriting syndicate may also reclaim selling concessions allowed to an underwriter or a dealer for distributing the common stock in the offering, if the syndicate repurchases previously distributed common stock to cover syndicate short positions or to stabilize the price of the common stock. These activities may raise or maintain the market price of the common stock above independent market levels or prevent or retard a decline in the market price of the common stock. The underwriters are not required to engage in these activities, and may end any of these activities at any time.

The underwriters may, from time to time, engage in transactions with or perform services for us or our subsidiaries in the ordinary course of business. Goldman, Sachs & Co., Sandler O’Neill & Partners, L.P. and SunTrust Robinson Humphrey, Inc. are acting as dealer-managers for the concurrent Tender Offer described under “Recent Developments—Concurrent Tender Offer” and as solicitation agents for a related consent solicitation for the affirmative consent of the holders of a majority in liquidation amount of the Normal PPS to certain amendments to the related trust document that will allow us to retire the Normal PPS tendered in the Tender Offer. SunTrust Robinson Humphrey, Inc., our subsidiary, is participating in this offering of common stock as an underwriter. Accordingly, this offering is being conducted in compliance with the provisions of Rule 2720 of FINRA. In the future, SunTrust Robinson Humphrey, Inc. or our other affiliates may repurchase and resell our common stock in market-making transactions, with resales being made at prices related to prevailing market prices at the time of the resale or at negotiated prices.

None of the named underwriters is permitted to sell shares of common stock in this offering to an account over which it exercises discretionary authority without the prior written approval of the customer to which the account relates.

We and the underwriters have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act.

Each of the underwriters has represented and agreed that:

(a) it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of section 21 of the Financial Services and Markets Act 2000 (“FSMA”)) received by it in connection with the issue or sale of the Securities in circumstances in which neither section 21(1) nor section 238(1) of the FSMA is breached; and

(b) it has complied with, and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the common stock in, from or otherwise involving the United Kingdom.

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”), each underwriter has represented and agreed that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the “Relevant Implementation Date”) it has not made and will not make an offer of the common stock which is the subject of the offering contemplated by this prospectus supplement in relation thereto to the public in that Relevant Member State except that it may, with effect from and including the Relevant Implementation Date, make an offer of such common stock to the public in that Relevant Member State:

•	to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

•

to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000; and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

•	to fewer than 100 natural or legal persons (other than qualified investors as defined in the Prospectus Directive) subject to obtaining the prior consent of the Joint-Book Runners;

•	in any other circumstances falling within Article 3(2) of the Prospectus Directive;

provided that no such offer of common stock shall require us or any agent to publish a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression “an offer of common stock to the public” in relation to any common stock in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the common stock to be offered so as to enable an investor to decide to purchase or subscribe the common stock, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State and the expression “Prospectus Directive” means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

The common stock may not be offered or sold by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap. 32, Laws of Hong Kong), or (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap. 32, Laws of Hong Kong), and no advertisement, invitation or document relating to the common stock may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to securities which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

This prospectus supplement has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus supplement and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the common stock may not be circulated or distributed, nor may the common stock be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (ii) to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where shares of common stock are subscribed or purchased under Section 275 by a relevant person which is: (a) a corporation (which is not an accredited investor), the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest in that trust shall not be transferable for six months after that corporation or that trust has acquired the shares of common stock under Section 275 except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA; (2) where no consideration is given for the transfer; or (3) by operation of law.

The shares of common stock have not been and will not be registered under the Securities and Exchange Law of Japan (the “Securities and Exchange Law”) and each underwriter has agreed that it will not offer or sell any shares of common stock, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Securities and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

VALIDITY OF THE SHARES

The validity of the shares of common stock offered hereby will be passed upon for us by King & Spalding LLP, Atlanta, Georgia and for the underwriters by Sullivan & Cromwell LLP, New York, New York. Sullivan & Cromwell LLP will rely as to matters of Georgia law upon the opinions of King & Spalding LLP and Raymond D. Fortin, Esq., Corporate Executive Vice President, General Counsel and Corporate Secretary of SunTrust. As of April 28, 2009, Mr. Fortin owned 163,125 shares of our common stock inclusive of options to purchase 90,163 shares of our common stock, which he is deemed to beneficially own in accordance with Rule 13d-3, and inclusive of 45,876 shares of restricted stock which remain subject to forfeiture until vested. Sullivan & Cromwell LLP regularly performs legal services for SunTrust and its affiliates.

EXPERTS

Ernst & Young LLP, independent registered public accounting firm, has audited our consolidated financial statements included in our Annual Report on Form 10-K for the years ended December 31, 2008 and 2007, and the effectiveness of our internal control over financial reporting as of December 31, 2008, as set forth in their reports, which are incorporated by reference in this prospectus supplement and elsewhere in the registration statement. Our financial statements and our management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2008 are incorporated by reference in reliance on Ernst & Young LLP’s reports, given on their authority as experts in accounting and auditing.

The financial statements for the year ended December 31, 2006 incorporated by reference in this prospectus supplement by reference to our Annual Report on Form 10-K for the year ended December 31, 2008 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

PROSPECTUS

SunTrust Banks, Inc.

Senior Debt Securities

Subordinated Debt Securities

Junior Subordinated Debt Securities

Purchase Contracts

Units

Warrants

Depositary Shares

Preferred Stock

Common Stock

Guarantees

SunTrust Capital VIII SunTrust Capital IX SunTrust Capital X SunTrust Capital XI SunTrust Capital XII SunTrust Capital XIII SunTrust Capital XIV SunTrust Capital XV

Trust Preferred Securities

SunTrust Preferred Capital I

Normal Stripped Capital	PPS PPS PPS

The securities listed above may be offered and sold by us and/or may be offered and sold, from time to time, by one or more selling securityholders to be identified in the future. We will provide the specific terms of these securities in supplements to this prospectus. You should read this prospectus and the applicable prospectus supplement carefully before you invest in the securities described in the applicable prospectus supplement.

This prospectus may not be used to sell securities unless accompanied by the applicable prospectus supplement.

These securities will be our equity securities or unsecured obligations, will not be savings accounts, deposits or other obligations of any bank or savings association, and will not be insured by the Federal Deposit Insurance Corporation, the bank insurance fund or any other governmental agency or instrumentality.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined that this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is October 18, 2006.

Unless the context requires otherwise, references to (1) ”we,” “us,” “our” or similar terms are to SunTrust Banks, Inc. and its subsidiaries, (2) the “Trusts” are to SunTrust Capital VIII, SunTrust Capital IX, SunTrust Capital X, SunTrust Capital XI, SunTrust Capital XII, SunTrust Capital XIII, SunTrust Capital XIV, and SunTrust Capital XV, statutory Delaware trusts and the issuers of the trust preferred securities and (3) the “PPS Trust” are to SunTrust Preferred Capital I, a Delaware statutory trust and the issuer of the Normal PPS, Stripped PPS and Capital PPS (collectively, the “PPS”).

ABOUT THIS PROSPECTUS

This prospectus is a part of a registration statement that we, the Trusts and the PPS Trust filed with the Securities and Exchange Commission (“SEC”) using a “shelf” registration process. Under this shelf registration statement, we may sell, either separately or together, senior debt securities, subordinated debt securities, junior subordinated debt securities, purchase contracts, units, warrants, preferred stock, depositary shares representing interests in preferred stock, and common stock in one or more offerings. The Trusts may sell trust preferred securities representing undivided beneficial interests in the Trusts, which may be guaranteed by SunTrust, to the public. The PPS Trust may sell the PPS representing undivided beneficial interests in the assets of the PPS Trust, which may be guaranteed by SunTrust, to the public.

Each time we sell securities, we will provide a prospectus supplement that will contain specific information about the terms of that offering. The prospectus supplement may also add, update or change information contained in this prospectus. You should read this prospectus and the applicable prospectus supplement together with the additional information described under the heading “Where You Can Find More Information.”

The registration statement that contains this prospectus, including the exhibits to the registration statement, contains additional information about us and the securities offered under this prospectus. That registration statement can be read at the SEC web site or at the SEC offices mentioned under the heading “Where You Can Find More Information.”

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and current reports, proxy statements and other information with the SEC. Our SEC filings are available to the public over the Internet at the SEC web site at http://www.sec.gov. You may also read and copy any document we file with the SEC at its public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference room. Our SEC filings are also available at the offices of the New York Stock Exchange. For further information on obtaining copies of our public filings at the New York Stock Exchange, you should call 212-656-5060.

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The SEC allows us to “incorporate by reference” into this prospectus the information we file with it, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus and information that we subsequently file with the SEC will automatically update and supersede information in this prospectus and in our other filings with the SEC. We incorporate by reference the documents listed below, which we have already filed with the SEC, and any future filings we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until we sell all the securities offered by this prospectus:

•	Annual Report on Form 10-K for the year ended December 31, 2005;

•	Quarterly Reports on Form 10-Q for the quarters ended March 31, 2006 and June 30, 2006;

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Current Reports on Form 8-K filed on January 6, 2006, January 12, 2006, February 17, 2006, February 21, 2006, July 25, 2006, August 28, 2006, September 5, 2006, September 12, 2006, September 29, 2006 and October 18, 2006; and

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The description of SunTrust’s common stock, $1.00 par value per share, contained in our Registration Statement on Form 8-A, under Section 12(b) of the Exchange Act, filed March 5, 2003, including any amendment or report filed for the purpose of updating such description.

You may request a copy of these filings (other than an exhibit to a filing unless that exhibit is specifically incorporated by reference into that filing) at no cost, by writing or calling us at the following address:

SunTrust Banks, Inc.

303 Peachtree Street, N.E.

Atlanta, Georgia 30308

404-658-4879

Attn: Corporate Secretary

You should rely only on the information contained or incorporated by reference in this prospectus and the applicable prospectus supplement. We have not authorized anyone else to provide you with additional or different information. We may only use this prospectus to sell securities if it is accompanied by a prospectus supplement. We are only offering these securities in jurisdictions where the offer is permitted. You should not assume that the information in this prospectus or the applicable prospectus supplement or any document incorporated by reference is accurate as of any date other than the dates of the applicable documents.

USE OF PROCEEDS

We intend to use the net proceeds from the sales of the securities as set forth in the applicable prospectus supplement.

VALIDITY OF SECURITIES

Unless otherwise indicated in the applicable prospectus supplement, some legal matters will be passed upon for us by our counsel, King & Spalding LLP or by Raymond D. Fortin, Corporate Executive Vice President, General Counsel and Corporate Secretary of SunTrust. Richards, Layton & Finger, special Delaware counsel to the Trusts, will pass upon certain legal matters for the Trusts and the PPS Trust. As of September 19, 2006, Mr. Fortin beneficially owned 72,954.2511 shares of our common stock, which includes options to purchase and other forfeitable rights with respect to 58,300 shares which he is deemed to own beneficially pursuant to Rule 13d-3. Any underwriters will be represented by their own legal counsel.

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EXPERTS

The financial statements and management’s assessment of the effectiveness of internal control over financial reporting (which is included in Management’s Report on Internal Control over Financial Reporting) incorporated in this prospectus by reference to the Annual Report on Form 10-K for the year ended December 31, 2005 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

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108,000,000 Shares

SunTrust Banks, Inc.

Common Stock

Morgan Stanley

Sandler O’Neill + Partners, L.P.

SunTrust Robinson Humphrey

Goldman, Sachs & Co.